HANNY HOLDINGS LIMITED
錦 興 集 團 有 限 公 司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

2007 SEP 27 A 9:23

Date: 17 September 2007

BY AIRMAIL

[redacted]

07026974

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a printed copy of the Circular dated 17 September 2007 of the Company in relation to the Placing of New Shares and Connected Transaction for your filing under the ISIN US 41068T2087.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

PROCESSED
OCT 03 2007
THOMSON
FINANCIAL

p.p. Richard Lui
Deputy Managing Director
& Company Secretary

Encls.

10/2

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

THE CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in **HANNY HOLDINGS LIMITED**, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

PLACING OF NEW SHARES AND CONNECTED TRANSACTION

Financial adviser to Hanny Holdings Limited

OPTIMA CAPITAL

Optima Capital Limited

(formerly known as VXL Financial Services Limited)

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

Hercules

Hercules Capital Limited

A letter from the Independent Board Committee is set out on page 15 of this circular and a letter from Hercules to the Independent Board Committee and the Independent Shareholders is set out on pages 16 to 25 of this circular.

A notice convening the special general meeting of Hanny Holdings Limited to be held at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong on Friday, 5 October 2007 at 10:00 a.m. is set out on pages 31 to 32 of this circular. Whether or not shareholders of the Company intend to attend such meeting, please complete and return the accompanying form of proxy in accordance with the instructions printed thereon and return it to the branch share registrar of the Company in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding such meeting. Completion and return of the form of proxy will not preclude the shareholders from attending and voting at the meeting or any adjourned meeting if they so wish.

17 September 2007

CONTENTS

In this circular, the following expressions shall have the following meanings, unless the context otherwise requires:

"Announcement"	the joint announcement of the Company and ITC dated 27 August 2007 in relation to, among other things, the Placing Agreement and the Subscription Agreement
"associates"	has the meaning ascribed to it under the Listing Rules
"Bonus Issue"	the proposed issue of the Bonus Shares to the Shareholders whose names appeared on the register of members of Hanny at the close of business on the Record Date on the basis of one Bonus Share for every five Shares held on that day
"Bonus Share(s)"	new Share(s) to be issued by way of the Bonus Issue by Hanny
"Company" or "Hanny"	Hanny Holdings Limited (stock code: 275), a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"connected persons"	has the meaning ascribed to it under the Listing Rules
"Director(s)"	director(s) of the Company
"Dr. Chan"	Dr. Chan Kwok Keung, Charles, an executive director and the Chairman of ITC and the Company
"Entitlement"	entitlement to the Bonus Issue
"Famex"	Famex Investment Limited, an indirect wholly-owned subsidiary of ITC
"Group"	the Company and its subsidiaries
"Hanny Bonds"	the 2% convertible bonds due 2011 with an aggregate outstanding principal amount of HK$706,698,786 which is convertible into new Shares at the conversion price of HK$0.81 per Share (subject to adjustments)
"Hercules"	Hercules Capital Limited, a corporation licensed to carry on type 6 regulated activity (advising on corporate finance) under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Subscription Agreement and the transactions contemplated thereunder
"Hollyfield"	Hollyfield Group Limited, an indirect wholly-owned subsidiary of ITC
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent board committee constituted by the independent non-executive Directors to advise the Independent Shareholders regarding the terms of the Subscription Agreement
"Independent Shareholders"	Shareholders other than ITC, Dr. Chan and their respective associates

"ITC"	ITC Corporation Limited (stock code: 372), a company incorporated in Bermuda with limited liability and whose issued shares are listed on the main board of the Stock Exchange
"ITC Group"	ITC and its subsidiaries
"Last Trading Day"	24 August 2007, being the last trading day for the Shares before prior to the suspension of dealings of the Shares on the Stock Exchange pending for the issue of the Announcement
"Latest Practicable Date"	13 September 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Placee(s)"	any individual(s), institutional or other professional investor(s) or any of their respective subsidiaries or associates procured by the Placing Agent to subscribe for any of the Placing Shares pursuant to the Placing Agent's obligations under the Placing Agreement
"Placing"	on a best effort basis placing of up to 501,000,000 new Shares pursuant to the terms of the Placing Agreement
"Placing Agent"	Kingston Securities Limited, a licensed corporation to carry on business in type 1 regulated activities (dealing in securities) under the SFO
"Placing Agreement"	the conditional placing agreement dated 24 August 2007 entered into between Hanny and the Placing Agent in relation to the Placing as amended by a supplemental agreement entered into between the Company and the Placing Agent on 10 September 2007
"Placing Price"	HK$0.29 per Placing Share (adjusted from HK$0.35 as a result of the Bonus Issue)
"Placing Share(s)"	up to an aggregate of 501,000,000 new Shares to be placed under the Placing
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"PRC"	the People's Republic of China
"Record Date"	Monday, 10 September 2007, being the date to determine the Entitlement of each Shareholder
"SGM"	the special general meeting of the Company to be convened and held for the Independent Shareholders to consider and, if thought fit, approve the Placing and the Subscription
"Share(s)"	ordinary share(s) of HK$0.01 in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	subscription of up to 499,000,000 new Shares by ITC pursuant to the Subscription Agreement
"Subscription Agreement"	the conditional subscription agreement dated 24 August 2007 entered into between the Company and ITC in relation to the Subscription as amended by a supplemental agreement entered into between the Company and ITC on 10 September 2007
"Subscription Price"	HK$0.29 per Subscription Share (adjusted from HK$0.35 as a result of the Bonus Issue)
"Subscription Share(s)"	up to an aggregate of 499,000,000 new Shares to be subscribed by ITC under the Subscription
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
31st Floor, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

17 September 2007

To the Shareholders and, for information only, to the holders of Hanny Bonds

Dear Sir or Madam,

PLACING OF NEW SHARES AND CONNECTED TRANSACTION

INTRODUCTION

The Company and ITC jointly announced on 27 August 2007 that on 24 August 2007, the Company entered into the Placing Agreement with the Placing Agent pursuant to which the Placing Agent agreed to place, on a best effort basis, up to an aggregate of 501,000,000 new Shares at the price of HK$0.35 per Placing Share.

The Placing Shares represent approximately 15.01% of the issued share capital of the Company at the date of the Placing Agreement and approximately 13.05% of the issued share capital as enlarged by the issue of the Placing Shares.

On 24 August 2007, the Company also entered into the Subscription Agreement with ITC pursuant to which ITC agreed to subscribe or procure its nominee(s) to subscribe for up to 499,000,000 new Shares at HK$0.35 per Subscription Share. ITC further agreed that it shall subscribe or procure its nominee(s) to subscribe for such number of Subscription Shares which shall be the same as the number of Placing Shares to be placed under the Placing Agreement but not more than 499,000,000 Shares.

The Subscription Shares represent approximately 14.95% of the issued share capital of the Company at the date of the Subscription Agreement and approximately 13.00% of the share capital of the Company as enlarged by the issue of the Subscription Shares.

On 10 September 2007, the Company and ITC jointly announced that:

(i) on 10 September 2007, the Company and the Placing Agent entered into a supplemental agreement to amend the terms of the Placing Agreement as a result of the Bonus Issue such that the Placing Price is adjusted to HK$0.29 per Placing Share; and

(ii) on 10 September 2007, the Company and ITC entered into a supplemental agreement to amend the terms of the Subscription Agreement as a result of the Bonus Issue such that the Subscription Price is adjusted to HK$0.29 per Subscription Share.

As set out in the aforesaid joint announcement dated 10 September 2007, at the special general meeting of the Company held on 10 September 2007, the Bonus Issue was approved by the Shareholders. The Bonus Issue will proceed in accordance with the timetable set out in the circular of the Company dated 24 August 2007. As a result of the Bonus Issue, the Company, the Placing Agent and ITC agreed to adjust the Placing Price and the Subscription Price in order to reflect the effect of the Bonus Issue.

The maximum net proceeds from the Placing and the Subscription will be in aggregate of approximately HK$285 million which is intended to be used by the Company for opportunistic investments in the PRC should appropriate opportunities arise and where the Directors consider it in the interests of the Company to do so and/or for general working capital of the Group.

As at the date of the Subscription Agreement, ITC was interested in 1,668,774,544 Shares, representing approximately 49.99% of the existing issued share capital of the Company and therefore, a connected person of the Company pursuant to the Listing Rules. By virtue of ITC's interests in the Subscription Agreement and the Company, the issue of Subscription Shares to ITC under the Subscription Agreement constitutes a connected transaction for the Company under the Listing Rules. Accordingly, the transactions contemplated under the Subscription Agreement are subject to the approval of the Independent Shareholders at the SGM.

A SGM will be convened by the Company at which a resolution will be proposed to seek approval of, among other things, the Placing Agreement and the Subscription Agreement. The Placing Agreement and the Subscription Agreement are inter-conditional. On this basis, ITC, Dr. Chan and their respective associates will abstain from voting on the resolution in relation to the Placing Agreement and the Subscription Agreement at the SGM. At such meeting, the votes of the Independent Shareholders in relation to the Placing Agreement and the Subscription Agreement will be taken by poll.

An Independent Board Committee has been constituted by the Company to advise the Independent Shareholders and Hercules has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as regards the terms of the Subscription Agreement.

The purpose of this circular is to provide you with, among others, (i) details of the Placing Agreement and the Subscription Agreement; (ii) a letter of advice from the Independent Board Committee to the Independent Shareholders; (iii) a letter of advice from Hercules to the independent board committee and the Independent Shareholders; (iv) the notice of the SGM; and (v) other information as required under the Listing Rules.

THE PLACING AGREEMENT (as amended by a supplemental agreement dated 10 September 2007)

Date

24 August 2007

Issuer

The Company

Placing Agent

The Placing Agent has conditionally agreed to place a maximum of 501,000,000 Placing Shares on a best effort basis and will receive a placing commission of 2.5% on the gross proceeds of the actual number of Placing Shares being placed. The Directors are of the view that the placing commission with reference to the market rate is fair and reasonable. The Placing Agent and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

Placees

The Placing Agent agreed to place the Placing Shares on a best effort basis to not less than six Placees. Pursuant to the Placing Agreement, the Placing Agent shall use all reasonable endeavours to ensure that the Placees and their ultimate beneficial owners shall be third parties independent of ITC and the Company and the connected persons of ITC or the Company and shall not be parties known to the Placing Agent to be acting in concert with ITC for the purposes of the Takeovers Code. None of the individual Placee will become a substantial shareholder of the Company (as defined in the Listing Rules) immediately after the Placing.

Placing Shares

The 501,000,000 Placing Shares represent (i) approximately 15.01% of the issued share capital of the Company of 3,338,122,932 Shares as at the date of the Placing Agreement; (ii) approximately 13.05% of the Company's issued share capital of 3,839,122,932 Shares as enlarged by the Placing; (iii) approximately 15.01% of the issued share capital of the Company as at the Latest Practicable Date; and (iv) approximately 11.12% of the Company's issued share capital of 4,506,747,518 Shares as enlarged by the Placing and Bonus Issue.

Ranking of Placing Shares

The Placing Shares will rank, upon issue, pari passu in all respects with the Shares in issue on the date of allotment and issue of the Placing Shares.

Placing Price

The Placing Price of HK$0.29 represents:

(i) a discount of approximately 8.52% to the closing price of HK$0.317 per Share (adjusted for the Bonus Issue) as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of approximately 2.36% to the average closing price per Share (adjusted for the Bonus Issue) of approximately HK$0.297 in the last five consecutive trading days up to and including the Last Trading Day;

(iii) a discount of approximately 4.61% to the average closing price per Share (adjusted for the Bonus Issue) of approximately HK$0.304 in the last ten consecutive trading days up to and including the Last Trading Day; and

(iv) a discount of approximately 6.45% to the closing price of HK$0.310 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

The Placing Price was determined with reference to the prevailing market price of the Shares and the Bonus Issue and was negotiated on an arm's length basis between the Company and the Placing Agent. The Directors consider that the terms of the Placing Agreement are on normal commercial terms and are fair and reasonable based on the current market conditions and in the interests of the Company and the Shareholders as a whole.

Placing Period

The placing period will commence from and including the date of the Placing Agreement up to and including 30 November 2007. In the event that there is any extension of the placing period, further announcement will be made by the Company and the Company will seek further approval from Independent Shareholders. Given that the Placing is required to be approved by the Independent Shareholders which takes approximately one-month time and the approximate three-month placing period could provide more flexibility to the Placing Agent to place the Placing Shares, the Directors consider the placing period is fair and reasonable and in the interests of the Company and its Shareholders.

Conditions of the Placing Agreement

Completion of the Placing Agreement is conditional upon:

(i) the passing by the Independent Shareholders who are permitted to vote under the Listing Rules and other applicable rules at the SGM of all necessary resolutions in compliance with the Listing Rules and other applicable rules to approve the transactions contemplated under the Placing Agreement;

(ii) all conditions under the Subscription Agreement having been fulfilled (other than the condition which requires the fulfilment of all conditions under the Placing Agreement); and

(iii) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which the Company does not reasonably object) approval for the listing of and permission to deal in the Placing Shares and any new Shares issued pursuant to the Subscription Agreement.

If the above conditions are not fulfilled on or prior to 15 December 2007 (or such later date as may be agreed between the Company and the Placing Agent), the Placing Agreement shall terminate and neither party shall have any claim against the other for any costs or losses (save in respect of any antecedent breaches of the Placing Agreement).

The Company will apply to the Listing Committee of the Stock Exchange for the approval for the listing of and permission to deal in the Placing Shares.

Completion of the Placing

Completion shall take place simultaneously with completion of the Subscription Agreement being completed at or about the same time and no later than the fourth business day following the satisfaction of the conditions of the Placing Agreement or such later date as the Company and the Placing Agent shall agree.

THE SUBSCRIPTION AGREEMENT (as amended by a supplemental agreement dated 10 September 2007)

On 24 August 2007, the Company entered into a Subscription Agreement with ITC in respect of the issue of the Subscription Shares to ITC.

Parties

(i) Issuer: the Company

(ii) Subscriber: ITC

As at the date of the Subscription Agreement, ITC was interested in 1,668,774,544 Shares, representing approximately 49.99% of the existing issued share capital of the Company. The Company is an associated company of ITC. ITC, through Hollyfield and Famex, also holds the Hanny Bonds with principal amounts of HK$95,966,280 and HK$93,993,390 respectively. Upon full conversion of the Hanny Bonds held by Hollyfield and Famex respectively at the conversion price of HK$0.81 per Share (subject to adjustments), 118,476,889 new Shares and 116,041,221 new Shares will be issued to Hollyfield and Famex respectively.

Subscription Shares

Pursuant to the Subscription Agreement, ITC agreed to subscribe for or procure its nominee(s) to subscribe for up to 499,000,000 new Shares. ITC further agreed that it shall subscribe or procure its nominee(s) to subscribe for such number of Subscription Shares which shall be the same as the number of Placing Shares to be placed under the Placing Agreement but not more than 499,000,000 Shares.

The number of 499,000,000 Subscription Shares represents:

(i) approximately 14.95% of the issued share capital of the Company as at the date of the Announcement;

(ii) approximately 14.95% of the issued share capital of the Company as at the Latest Practicable Date;

(iii) approximately 13.00% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares;

(iv) approximately 11.50% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares and the Placing Shares; and

(v) approximately 9.97% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares, the Placing Shares and the Bonus Shares.

Ranking of Subscription Shares

The Subscription Shares, when fully paid, will rank pari passu in all respects with all the Shares in issue on the date of completion of the Subscription.

Subscription Price

The Subscription Price is HK$0.29 per Subscription Share and is to be paid in cash on completion of the Subscription Agreement. The Subscription Price was agreed after arm's length negotiations between the Company and ITC and represents:

(i) a discount of approximately 8.52% to the closing price of HK$0.317 per Share (adjusted for the Bonus Issue) as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of approximately 2.36% to the average closing price per Share (adjusted for the Bonus Issue) of approximately HK$0.297 in the last five consecutive trading days up to and including the Last Trading Day;

(iii) a discount of approximately 4.61% to the average closing price per Share (adjusted for the Bonus Issue) of approximately HK$0.304 in the last ten consecutive trading days up to and including the Last Trading Day; and

(iv) a discount of approximately 6.45% to the closing price of HK$0.310 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

Conditions of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon:

(i) the passing by the Independent Shareholders who are permitted to vote under the Listing Rules and other applicable rules at the SGM of all necessary resolutions in compliance with the Listing Rules and other applicable rules to approve the transactions contemplated under the Subscription Agreement;

(ii) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which the Company does not reasonably object) approval for the listing of and permission to deal in the Subscription Shares and the new Shares to be issued pursuant to the Placing; and

(iii) all conditions under the Placing Agreement having been fulfilled (other than the condition which requires the fulfilment of all conditions under the Subscription Agreement).

If the above conditions are not fulfilled on or prior to 15 December 2007 (or such later date as may be agreed between the Company and ITC in writing), the Subscription Agreement shall terminate and neither party shall have any claim against the other for any costs or losses (save in respect of any antecedent breaches of the Subscription Agreement).

The Company will apply to the Listing Committee of the Stock Exchange for the approval for the listing of and permission to deal in the Subscription Shares.

Completion of the Subscription Agreement

Completion of the Subscription Agreement shall take place simultaneously with completion of the Placing Agreement on the date being no later than the fourth business day following the satisfaction of the last condition or such later date as the Company and ITC may agree.

Upon completion of the Subscription Agreement, the Company will remain an associated company of ITC.

FUND RAISING ACTIVITIES INVOLVING ISSUE OF SECURITIES OF HANNY IN THE PAST 12 MONTHS

Date of announcement	Event	Net proceeds	Intended use of proceeds	Date of mandate granted	Actual use of proceeds up to the Latest Practicable Date
11 April 2007	Top-up placing of 43,500,000 existing and new Shares at HK$3.4 (before adjustment of the bonus issue of the Company announced on 11 April 2007)	HK$143 million	General working capital and investment in natural resources related businesses in the PRC	1 September 2006	Utilised as intended

Save as disclosed above, the Group has not conducted any fund raising activities involving issue of securities in the 12 months immediately preceding the date of the Announcement.

SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholding structure of the Company (i) as at the Latest Practicable Date; (ii) upon completion of the Placing and the Subscription in full (assuming an aggregate of 1,000,000,000 new Shares are issued); (iii) upon completion of the Placing and the Subscription in full and of the Bonus Issue; and (iv) upon completion of the Placing and the Subscription in full and of the Bonus Issue and upon full conversion of the Hanny Bonds at the existing conversion price is as follows:

Shareholders	As at the Latest Practicable Date		Upon completion of the Placing and the Subscription in full		Upon completion of the Placing and the Subscription in full and of the Bonus Issue *(Note 5)*		Upon completion of the Placing and the Subscription in full and of the Bonus Issue and upon full conversion of the Hanny Bonds at the existing conversion price *(Note 6)*	
	Number of Shares	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*	*Number of Shares*	*%*
ITC	—	—	499,000,000	11.50	499,000,000	9.97	499,000,000	8.49
Famex	1,668,774,544	49.99	1,668,774,544	38.47	2,002,529,452	40.00	2,118,570,673	36.04
Hollyfield	—	—	—	—	—	—	118,476,889	2.02
Sub-total *(Note 1)*	1,668,774,544	49.99	2,167,774,544	49.97	2,501,529,452	49.97	2,736,047,562	46.55
Dr. Chan *(Note 2)*	20,684,667	0.62	20,684,667	0.48	23,941,600	0.48	27,450,007	0.47
Dr. Yap, Allan *(Note 3)*	33,505,320	1.00	33,505,320	0.77	40,206,384	0.80	40,206,384	0.68
Placees *(Note 4)*	—	—	501,000,000	11.55	501,000,000	10.01	501,000,000	8.52
Other public Shareholders	1,615,158,401	48.39	1,615,158,401	37.23	1,939,070,082	38.74	2,573,511,200	43.78
Public	1,615,158,401	48.39	2,116,158,401	48.78	2,440,070,082	48.75	3,074,511,200	52.30
Total	3,338,122,932	100.00	4,338,122,932	100.00	5,005,747,518	100.00	5,878,215,153	100.00

Notes:

1. ITC, through Hollyfield and Famex, held the Hanny Bonds with principal amounts of HK$95,966,280 and HK$93,993,390 respectively as at the Latest Practicable Date. Upon full conversion of the Hanny Bonds held by Hollyfield and Famex respectively at the conversion price of HK$0.81 per Share (subject to adjustments), 118,476,889 new Shares and 116,041,221 new Shares will be issued to Hollyfield and Famex respectively.

2. Dr. Chan is the Chairman of both ITC and Hanny. Certain Shares were held by Dr. Chan on ex-entitlement basis for the Bonus Issue. Accordingly, shareholdings of Dr. Chan and other public Shareholders upon completion of the Bonus Issue will not be exactly on a 1-for-5 basis. Dr. Chan held the Hanny Bonds with principal amount of HK$2,841,810 as at the Latest Practicable Date. Upon full conversion of the Hanny Bonds held by Dr. Chan at the conversion price of HK$0.81 per Share (subject to adjustments), 3,508,407 new Shares will be issued to Dr. Chan.

3. Dr. Yap, Allan is the Managing Director of Hanny.

4. Pursuant to the Placing Agreement, the Placing Agent shall use all reasonable endeavours to ensure that the Placees and their ultimate beneficial owners shall be third parties independent of ITC and Hanny and the connected persons of ITC or Hanny and shall not be parties known to the Placing Agent to be acting in concert with ITC for the purposes of the Takeovers Code. The Placees are not entitled to the Bonus Issue.

5. The Bonus Issue was approved by the Shareholders on 10 September 2007. According to the timetable set out in the circular of the Company dated 24 August 2007, the certificates for the Bonus Shares are expected to be despatched on 24 September 2007 and dealings in the Bonus Shares are expected to commence on 27 September 2007.

6. As at the Latest Practicable Date, the public Shareholders held the Hanny Bonds with an aggregate principal amount of HK$513,897,306. This column is for illustration only. The conversion price of HK$0.81 per Share will be adjusted as a result of the Bonus Issue.

Save for the Hanny Bonds, Hanny had no other outstanding securities, option or warrants in issue which confer any right to subscribe for, convert, or exchange into Shares as at the Latest Practicable Date.

INFORMATION ON THE COMPANY

The Company is an investment holding company which is principally engaged in trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including (i) a subsidiary, of which shares are listed on the Australian Securities Exchange; (ii) a subsidiary, of which shares are traded on the OTC Bulletin Board in the United States of America; (iii) associated companies whose shares are listed on the Stock Exchange or the Singapore Exchange Limited; and (iv) long-term convertible notes issued by companies whose shares are listed on the Stock Exchange.

For the two years ended 31 March 2006 and 2007, the Group recorded audited loss before tax from its continuing operations of approximately HK$144.1 million and HK$24.0 million respectively, and audited loss for the year from continuing operations of approximately HK$148.4 million and HK$56.4 million respectively. As at 31 March 2007, the audited net asset value of the Group attributable to Shareholders is approximately HK$2,492.5 million.

INFORMATION ON ITC

ITC is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies. The principal activities of the ITC Group comprise investment holding, the provision of finance, property investment and treasury investment.

REASONS FOR THE PLACING AND SUBSCRIPTION

Under the prevailing market conditions, the Directors are of the view that the Placing and the Subscription will enlarge the shareholder base and the capital base of the Company, and will strengthen the Group's financial position. ITC has been the controlling shareholder of the Company for years and its strategic direction and management role given to the Company is an integral part of the Group's success. In view of its past contribution and support to the Group, the Directors consider that the Subscription which can enable ITC to secure its majority control over Hanny after completion of the Placing is in the interests of the Company and the Shareholders as a whole. The Directors consider that the Placing and the Subscription offer good opportunities to raise further capital and to broaden the shareholder and capital base of the Company, and the terms of the Placing Agreement and Subscription Agreement are fair and reasonable and in the interests of the Group and the Shareholders as a whole.

The maximum net proceeds from the Placing and the Subscription will be in aggregate of approximately HK$285 million which is intended to be used by the Company for opportunistic investments in the PRC should appropriate opportunities arise and where the Directors consider it in the interests of the Company to do so and/or for general working capital of the Group. As at the Latest Practicable Date, no such investment or business has been identified by the Company.

SGM

As at the date of the Subscription Agreement, ITC was interested in 1,668,774,544 Shares, representing approximately 49.99% of the issued share capital of the Company and therefore, a connected person of the Company pursuant to the Listing Rules. By virtue of ITC's interests in the Subscription Agreement and the Company, the issue of Subscription Shares to ITC under the Subscription Agreement constitutes a connected transaction for the Company under the Listing Rules. Accordingly, the transactions contemplated under the Subscription Agreement are subject to the approval of the Independent Shareholders at the SGM. Dr. Chan was interested in 20,684,667 Shares (representing approximately 0.62% of the issued share capital of the Company) as at the Latest Practicable Date. ITC, Dr. Chan and their respective associates (which in aggregate held 1,702,939,211 Shares representing approximately 51.01% of the issued share capital of the Company as at the Latest Practicable Date) will abstain from voting on the resolution in relation to the Subscription Agreement.

The Independent Board Committee has been constituted to advise the Independent Shareholders and Hercules has been appointed by the Company to advise the Independent Board Committee and the Independent Shareholders as regards the terms of the Subscription Agreement.

A SGM will be convened by the Company at which a resolution will be proposed to seek approval of, among other things, the Placing Agreement and the Subscription Agreement. The Placing Agreement and the Subscription Agreement are inter-conditional. On this basis, ITC, Dr. Chan and their respective associates will abstain from voting on the resolution in relation to the Placing Agreement and the Subscription Agreement at the SGM. At such meeting, the votes of the Independent Shareholders in relation to the Placing Agreement and Subscription Agreement will be taken by poll.

PROCEDURES FOR DEMANDING A POLL

A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the Chairman; or

(b) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a member shall be deemed to be the same as a demand by the member.

RECOMMENDATION

The Directors are of the opinion that the Placing and the Subscription are in the interests of the Company and its Shareholders as a whole and accordingly recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the SGM.

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Subscription Agreement and Hercules has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard. Hercules considers the Subscription Agreement and the transactions contemplated thereunder to be on normal commercial and are fair and reasonable so far as the Independent Shareholders are concerned and the Subscription is in the interests of the Company and the Shareholders as a whole. The text of the letter of advice from Hercules containing its advice in respect of the Subscription is set out on pages 16 to 25 of this circular.

The Independent Board Committee, having taken into account the advice of Hercules, considers the Subscription Agreement and the transactions contemplated thereunder to be on normal commercial and are fair and reasonable so far as the Independent Shareholders are concerned and the Subscription is in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Independent Shareholders should vote in favour of the resolution to be proposed at the SGM to approve the Subscription Agreement. The full text of the letter from the Independent Board Committee is set out on page 15 of this circular.

Yours faithfully,
For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

The following is the text of a letter from the Independent Board Committee setting out its recommendation to the Independent Shareholders in relation to the Subscription Agreement and the transactions contemplated thereunder:

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

17 September 2007

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

We have been appointed as members of the Independent Board Committee to advise you in connection with the Subscription Agreement and the transactions contemplated thereunder, details of which are set out in the Letter from the Board contained in the circular (the "Circular) of the Company dated 17 September 2007. Terms defined in the Circular shall have the same meanings herein, unless the context otherwise requires.

Having taken into account the advice and recommendations from Hercules as set out on pages 16 to 25 of the Circular, we are of the view that the terms of the Subscription Agreement and the transactions contemplated thereunder to be on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned, and the Subscription is in the interests of the Company and the Shareholders as a whole. We therefore recommend the Independent Shareholders to vote in favour of the resolution to approve the Subscription Agreement at the upcoming SGM.

Yours faithfully,

Kwok Ka Lap, Alva **Wong King Lam, Joseph** **Poon Kwok Hing, Albert**

Independent Board Committee

The following is the full text of a letter of advice prepared by Hercules to the Independent Board Committee and the Independent Shareholders for the purpose of inclusion in this circular:

Hercules

Hercules Capital Limited

1503 Ruttonjee House
11 Duddell Street
Central
Hong Kong

17 September 2007

To the Independent Board Committee
and the Independent Shareholders

Dear Sirs,

CONNECTED TRANSACTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders with respect to the terms of the Subscription Agreement and the transactions which it contemplates, details of which are set out in the letter from the Board contained in the circular dated 17 September 2007 to the Shareholders (the "**Circular**"), of which this letter forms part. Terms used in this letter have the same meanings as defined elsewhere in the Circular unless the context requires otherwise.

On 27 August 2007, the Company and ITC jointly announced, *inter alia*, that the Company had entered into the Subscription Agreement with ITC and ITC agreed to subscribe or procure its nominee(s) to subscribe for such number of Subscription Shares which shall be the same as the number of Placing Shares to be placed under the Placing Agreement but not more than 499,000,000 Shares at the price of HK$0.35 per Subscription Share. On 10 September 2007, the Company announced, *inter alia*, that the Bonus Issue was approved by the Shareholders at the special general meeting held on the same date. Accordingly, the Company and ITC entered into a supplemental agreement to amend the terms of the Subscription Agreement such that the Subscription Price is adjusted to HK$0.29 per Subscription Share. ITC is the controlling Shareholder and therefore a connected person of the Company under the definition of the Listing Rules. Accordingly, the issue of the Subscription Shares to ITC under the Subscription Agreement constitutes a connected transaction for the Company. The Subscription Agreement and the transactions which it contemplates are therefore subject to approval by the Independent Shareholders, by way of poll, at the SGM. ITC, Dr. Chan and their respective associates will abstain from voting on the resolution in relation to the Subscription Agreement.

The Independent Board Committee, comprising all the independent non-executive Directors, namely Mr. Kwok Ka Lap, Alva, Mr. Wong King Lam, Joseph and Mr. Poon Kwok Hing, Albert has been constituted to consider the terms of the Subscription Agreement and the transactions which it contemplates and to advise the Independent Shareholders. We have been engaged to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Subscription Agreement and the transactions which it contemplates are on normal commercial terms,

fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, and whether the Independent Shareholders should vote in favour of the resolution regarding the Subscription Agreement at the SGM.

In formulating our recommendations, we have reviewed, *inter alia*, the Circular and the Subscription Agreement and certain publicly available financial statements and business and financial information relating to the Company. We have also considered the terms of the Subscription and share subscriptions/placings announced by other companies listed on the main board of the Stock Exchange that we deemed relevant. We have reviewed the Share price performance from 1 August 2006 up to the Latest Practicable Date. We have assumed that such information and statements, and any representations made to us, are true, accurate and complete in all material respects as of the date hereof and we have relied upon them in formulating our opinion. We have also assumed that all information, opinions and representations contained or referred to in the Circular are true, accurate and complete in all material respects as at the date of the Circular, and will continue to be so at the date of the SGM, and that they may be relied upon in formulating our opinion. The Directors have jointly and severally accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading. We consider that we have reviewed sufficient information and have taken reasonable steps as required under Rule 13.80 of the Listing Rules to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have no reason to suspect that any material information has been withheld by the Directors or management of the Group, or is misleading, untrue or inaccurate. We have not, however, for the purpose of this exercise, conducted any independent detailed investigation or audit into the businesses or affairs or future prospects of the Group. Our opinion is necessarily based on financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date.

PRINCIPAL FACTORS AND REASONS CONSIDERED

The principal factors and reasons that we have taken into consideration in arriving at our opinion are set out as follows:

I. BACKGROUND OF THE COMPANY

The Company is an investment holding company which is principally engaged in trading of securities, property investment and trading, holding of vessels for sand mining, and other strategic investments including (i) a subsidiary the shares of which are listed on the Australian Securities Exchange; (ii) a subsidiary the shares of which are traded on the OTC Bulletin Board in the United States of America; (iii) associated companies whose shares are listed on the Stock Exchange or the Singapore Exchange Limited; and (iv) long-term convertible notes issued by companies whose shares are listed on the Stock Exchange.

The table below sets out the financial results of the Group for the three financial years ended 31 March 2007:

Table 1 — Financial performance of the Group

	Audited		
	For the year ended 31 March		
	2007	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*
			(restated)
CONTINUING OPERATIONS			
Revenue	178,002	316,638	257,656
Loss before income tax	(23,967)	(144,092)	(248,508)
Income tax expense	(32,457)	(4,331)	(4,282)
Loss for the year from continuing operations	(56,424)	(148,423)	(252,790)
DISCONTINUED OPERATIONS			
Profit for the year from discontinued operations	1,517,926	52,419	152,552
Net profit (loss) for the year	1,461,502	(96,004)	(100,238)
net margin	*821.1%*	—	—
Attributable to:			
Equity holders of the Company	527,080	8,915	(161,862)
Minority interests	934,422	(104,919)	61,624
	1,461,502	(96,004)	(100,238)

Source: the Company's 2006 and 2007 annual reports

The Group reported loss from continuing operations for each of the three financial years ended 31 March 2007. Loss from continuing operations decreased from HK$252.8 million for the financial year 2005 to HK$148.4 million for the financial year 2006 and further to HK$56.4 million for the financial year 2007, representing year-on-year decreases of 41.3% and 62.0% respectively. The improvement for the financial year 2007 was mainly attributable to (i) a HK$132.5 million discount on acquisition of subsidiaries (compared to nil for the financial year 2006); (ii) a 112.5% increase in other income, which comprised interest income, net exchange gain, gain on disposal of property, plant and equipment, rental income, reversal of allowances for loan receivables and management fee income, to HK$155.7 million from HK$73.3 million for the financial year 2006; (iii) a HK$35.4 million share of profits of associates (compared to HK$21.5 million share of loss of associates for the financial year 2006); (iv) a HK$16.8 million in increase in fair value of convertible notes designated at fair value through profit or loss (compared to nil for the financial year 2006); (v) a 13.3% decrease in distribution, selling and administrative expenses to HK$98.57 million from HK$113.7 million for the financial year 2006; (vi) a 6 times increase in net gain on disposal of subsidiaries and associates to HK$6.4 million from

HK$921,000 for the financial year 2006; (vii) a 8.2% decrease in impairment loss on available-for-sale investments to HK$45.8 million from HK$49.8 million for the financial year 2006; (viii) a HK$2.6 million increase in fair value of investment properties (compared to nil for the financial year 2006); and (ix) a 87.8% decrease in impairment loss on club debentures to HK$95,000 from HK$778,000 for the financial year 2006. For the financial year 2006, the decrease in loss from continuing operations was primarily attributable to (i) an increase in fair value of the conversion options embedded in the convertible notes of HK$114.0 million (compared to nil for the financial year 2005); (ii) a 66.9% decrease in share of losses of associated companies to HK$21.5 million from HK$64.9 million for the financial year 2005; (iii) a 15.6% decrease in the aggregate distribution, selling and administrative expenses to HK$113.7 million from HK$134.7 million for the financial year 2005; (iv) a 13.6% increase in other income to HK$116.6 million (compared to HK$102.6 million for the financial year 2005), which was primarily attributable to the increases in interest on loans receivable and unrealised fair value gain on investments; and (v) a net gain on disposal of subsidiaries and associated companies of HK$921,000 (compared to a net loss of HK$15.7 million for the financial year 2005). Profit attributable to equity holders of the Company amounted to HK$527.1 million for the financial year 2007, representing a 58.1 times increase from HK$8.9 million for the financial year 2006. Such improvement was attributable to the significant decrease in loss from continuing operations and a nearly 28 times increase in profit from discontinued operations.

II. THE SUBSCRIPTION

A. Background to and reasons for the Subscription

Rationale

As stated in the letter from the Board, under the prevailing market conditions, the Directors are of the view that the Subscription will enlarge the capital base of the Company and will strengthen the Group's financial position. The Directors also consider that the Subscription offers a good opportunity to raise further capital for the Company.

As stated in the letter from the Board, ITC has been the controlling Shareholder for years and its strategic direction and management role given to the Company is an integral part of the Group's success. In view of its past contribution and support to the Group, the Directors consider that the Subscription can enable ITC to secure its majority control over the Company after completion of the Placing. We consider that the Subscription reflects the support and dedication of ITC to the continued progress of the Company and is therefore in the interests of the Company and the Shareholders as a whole.

Use of proceeds

The maximum net proceeds from the Subscription will be approximately HK$142.5 million which is intended to be used by the Company for opportunistic investments in the PRC should appropriate opportunities arise and where the Directors consider it in the interests of the Company to do so and/or for general working capital of the Group. As stated in the letter from the Board, no such investment or business has been identified by the Company as at the Latest Practicable Date.

However, it is stated in the Company's 2007 annual report that, among many potential investment projects in the PRC, the Group has been focusing on penetrating into the natural resources sector and transitioning the Group into a more mineral resources focused company. In consideration of the scarcity and value of natural resources, once such kind of

business has been acquired, and the Group expects the turnover and earnings of this business would contribute very significantly to both turnover and earnings of the Group. On 19 July 2007, the Company announced the acquisition of an 88% equity interest in Jiang Hai Trading Co. Ltd., a company engaged in sand mining operations in the mining area on the south side of the Pearl River Mouth Basin waterway, the PRC, for a cash consideration of HK$179 million.

Alternate means of financing

We were advised by the Directors that they had considered and explored various means of financing other than the Placing and the Subscription. The Directors are of the view that the Placing and the Subscription is in the interests of the Company and the Shareholders as a whole because (i) a rights issue or open offer would take too long to arrange compared with the Placing and the Subscription and would be more costly; and (ii) the Group's gearing ratio (calculated as total borrowings over shareholders' funds) as at 31 March 2007 increased significantly to 51.3% from 38.6% as at 31 March 2006 owing to the increase in bank and other borrowings and the issue of convertible notes during the year to finance the Group's investments, further bank borrowings may require a pledge of the Group's assets and would further increase the Group's gearing level and interest expenses, and adversely affect the Group's earnings. In view of the above, and having considered the overall financial impact of the Placing and the Subscription on the Company is positive (please refer to the section headed "III. Financial impact of the Subscription on the Group" for details), we are of the view that the Placing and the Subscription is a preferred method compared to other means of financing to raise funding for opportunistic investments in the PRC and/or for general working capital of the Group.

Fundraising activities in the past 12 months

In April 2007, the Company raised approximately HK$143 million by way of a top-up placing ("**Top-up Placing**"). As stated in the letter from the Board, the net proceeds raised from the Top-up Placing were utilised as intended as general working capital and investment in natural resources related businesses in the PRC. Save for the foregoing, the Company has not conducted any fundraising activities in the past twelve months before the Latest Practicable Date.

B. Principal Terms of the Subscription

Pursuant to the Subscription Agreement (as amended and supplemented by the supplemental agreement dated 10 September 2007), ITC agreed to subscribe for or procure its nominee(s) to subscribe for up to 499,000,000 new Shares. ITC further agreed that it shall subscribe or procure its nominee(s) to subscribe for such number of Subscription Shares which shall be the same as the number of Placing Shares to be placed under the Placing Agreement but not more than 499,000,000 Shares.

C. Basis of the Subscription Price

As stated in the letter from the Board, the Subscription Price was agreed after arm's length negotiations between the Company and ITC.

Reference to recent price performance of the Shares

The Subscription Price represents:

(i) a discount of approximately 8.52% to the closing price of HK$0.317 per Share (adjusted for the Bonus Issue) as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of approximately 2.36% to the average closing price per Share of HK$0.297 (adjusted for the Bonus Issue) in the last five consecutive trading days up to and including the Last Trading Day;

(iii) a discount of approximately 4.61% to the average closing price per Share of approximately HK$0.304 (adjusted for the Bonus Issue) in the last ten consecutive trading days up to and including the Last Trading Day; and

(iv) a discount of approximately 6.45% to the closing price of HK$0.310 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

Historical share price performance

Set out below is a chart of historical closing prices of the Shares for the period of twelve full calendar months prior to 27 August 2007, being the date of the Announcement (the "**Pre-announcement Period**"), and from that date to the Latest Practicable Date (the "**Post-announcement Period**").

Chart 1: Share price performance


HK$
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
August-06
September-06
October-06
November-06
December-06
January-07
February-07
March-07
April-07
May-07
June-07
July-07
August-07
September-07
Closing Price
Subscription Price

Note: Adjustment made to take into account the Bonus Issue.

During the Pre-announcement Period, the lowest closing price of the Shares (adjusted for the Bonus Issue) of HK$0.205 was recorded on 1 August 2006 and the highest closing price of the Shares (adjusted for the Bonus Issue) of HK$0.617 was recorded on 29 May 2007, and the Subscription Price represents a premium of 41.5% over such lowest price and a discount of approximately 53.0% to such highest price respectively.

In assessing the fairness and reasonableness of the Subscription Price, we have identified, to the best of our knowledge, 18 transactions involving share subscriptions/placing ("**Comparable Transactions**") announced by companies that are listed on the main board of the Stock Exchange ("**Comparable Companies**") for the period from 1 August 2007 up to the date of the Announcement. We consider that these 18 transactions provide a sufficient sample size for meaningful analyses. We note that the principal businesses of the Comparable Companies are not directly comparable to those carried by the Group. Nevertheless, we consider that an industry comparison would not be relevant as the terms of a share subscription/placing are largely determined by reference to the stock market conditions and are specific to individual company based on its financial standing and business performance. Accordingly, we consider that a broader comparison of share subscriptions and placings announced recently would provide a more general reference for us to assess the fairness and reasonableness of the Subscription Price. We acknowledge that Vision Tech International Holdings Limited (stock code: 922) announced a placing of new shares on 1 August 2007. However, as Vision Tech International Holdings Limited is in the third stage of delisting procedures, we have excluded the transaction in our analysis. Details of the Comparable Transactions are set out below:

Table 2 — Comparable Transactions

				Premium (discount) of issue price over (to)	
Date of announcement	**Comparables (stock code)**	**Net proceeds raised** *HK$'million*	**Subscription price** *HK$*	**closing price on the last trading day** *%*	**the 5-day average closing price including the last trading day** *%*
1 August 2007	HKC (Holdings) Limited (190)	1,221.00	2.80	(10.54)	(19.77)
1 August 2007	S.A.S. Dragon Holdings Limited (1184)	19.40	1.18	(10.61)	(12.59)
2 August 2007	Heritage International Holdings Limited (412)	130.50	0.18	(4.76)	(17.43)
2 August 2007	Omnicorp Limited (94)	208.00	3.00	(27.01)	(21.79)
3 August 2007	Radford Capital Investment Limited (901 and 2950)	11.89(3)	0.50	5.26	(1.57)
		43.39(4)	0.30	(36.84)	(40.84)
3 August 2007	HyComm Wireless Limited (499)	39.51	0.13	(17.65)	(19.75)
7 August 2007	G-Prop (Holdings) Limited (286)	373.00(1)	0.16	(92.17)	(92.36)
7 August 2007	LeRoi Holdings Limited (221)	37.80	0.10	(66.10)	(69.79)
7 August 2007	China Fair Land Holdings Limited (169)	33.54	0.58	(17.14)	(19.89)
7 August 2007	Wonderful World Holdings Limited (109)	198.50	1.00	(19.35)	(28.37)
9 August 2007	China National Building Material Company Limited (3323)	2,657.00	17.80	(1.98)	(2.00)
13 August 2007	Broad Intelligence International Pharmaceutical Holdings Limited (1149)	20.00	0.97	(8.49)	(9.35)

Date of announcement	Comparables (stock code)	Net proceeds raised *HK$'million*	Subscription price *HK$*	Premium (discount) of issue price over (to) closing price on the last trading day %	Premium (discount) of issue price over (to) the 5-day average closing price including the last trading day %
13 August 2007	Solartech International Holdings Limited (1166)	63.80	0.68	(17.07)	(17.27)
14 August 2007	GFT Holdings Limited (1003)	27.20	0.13	(4.48)	(14.44)
23 August 2007	Sino Katalytics Investment Corporation (2324)	21.16	0.18	(18.18)	(18.18)
24 August 2007	Huali Holdings (Group) Limited (3366)	65.83	3.40	(10.05)	(7.15)
24 August 2007	Chung Tai Printing Holdings Limited (55)	97.10	0.90	(15.09)	(19.64)
27 August 2007	Heritage International Holdings Limited (412)	96.10	0.10	(13.79)	(7.92)
Maximum				**5.26**	**(1.57)**
Minimum				**(92.17)**	**(92.36)**
Average				**(20.32)**	**(23.16)**
Median				**(15.09)**	**(18.18)**
27 August 2007	Hanny		0.29	(8.52)[(2)]	(2.36)[(2)]

Notes:

1. Including the net proceeds from subscription of convertible bonds.

2. Adjustments made to take into account the Bonus Issue.

3. From share subscription.

4. From placing of new shares.

As shown in the above table, the discounts represented by the Subscription Price to the closing price of the Shares as at the Last Trading Day and the 5-day average closing price of the Shares prior to the Last Trading Day are materially smaller than the average and median of the Comparable Transactions. Accordingly, we consider that the Subscription Price is fair and reasonable so far as the Independent Shareholders are concerned.

D. Dilution effect of the Subscription

The Subscription Shares represent (i) approximately 14.95% of the existing issued share capital of the Company; (ii) approximately 13.00% of the share capital of the Company as enlarged by the issue of the Subscription Shares; and (iii) approximately 9.97% of the share capital of the Company as enlarged by the issue of the Subscription Shares, the Placing Shares and the Bonus Shares. As noted from the table set out in the section headed "Shareholding Structure of the Company" in the letter from the Board, upon completion of the Placing and the Subscription, the shareholdings of other public Shareholders will be diluted to 37.23% from 48.39% as at the Latest Practicable Date.

Taking into account (i) the reasons for the Subscription; (ii) the fairness and reasonableness of the principal terms of the Subscription as detailed above; and (iii) a dilution effect on shareholding is inevitable for any issue of new Shares on a non-pro rata basis; and (iv) the capital base and the financial position of the Group will be enlarged and strengthened as a result of the subscription proceeds from the Subscription, we are of the view that the dilution effect on the shareholdings of the public Shareholders is acceptable.

III. FINANCIAL IMPACT OF THE SUBSCRIPTION ON THE GROUP

Cash position

The Group had cash and bank balance of approximately HK$161.6 million as at 31 March 2007. Assuming the Subscription had been completed on 31 March 2007, the cash and bank balance of the Group would have been increased by the net proceeds from the Subscription.

Net assets

The audited consolidated net assets attributable to Shareholders as at 31 March 2007 was approximately HK$2.5 billion. Had the Subscription been completed on 31 March 2007, the consolidated net assets attributable to Shareholders would have been increased by the net proceeds from the Subscription.

Gearing

The Group's gearing ratio (calculated as total borrowings over shareholders' funds) as at 31 March 2007 was approximately 51.3%. Upon Completion of the Subscription, the gearing ratio of the Group would have been improved as a result of the enlarged equity base.

Based on the above, we consider the positive financial effects of the Subscription on the Group are in the interests of the Company and the Shareholders as a whole.

RECOMMENDATION

Having considered the above principal factors and reasons, in particular:

(i) the Directors consider that the Subscription offers a good opportunity to raise further capital for the Company;

(ii) the Subscription will enlarge the capital base of the Company, and will strengthen the Group's financial position;

(iii) the Subscription is a preferred method compared to other means of financing to raise funding for opportunistic investments in the PRC and/or for general working capital of the Group;

(iv) the proceeds raised from the Top-up Placing were utilised as intended as general working capital and investment in natural resources related businesses in the PRC;

(v) the discount represented by the Subscription Price to the adjusted closing price of the Shares as at the Last Trading Day and the 5-day average closing price of the Shares prior to the Last Trading Day are materially smaller than the average and median of the Comparable Transactions; and

(vi) despite the dilution to shareholding, the Subscription would render positive impact on the Group's overall financial position;

we are of the view that the terms of the Subscription Agreement and the transactions which it contemplates to be on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned, and the Subscription is in the interests of the Company and the Shareholders as a whole. Accordingly, we would recommend the Independent Shareholders, as well as the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the resolution to approve the Subscription Agreement at the upcoming SGM.

Yours faithfully,
For and on behalf of
Hercules Capital Limited
Louis Koo
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors' interests and short positions in the Shares, underlying shares and debentures of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors in the Shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"); or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

(a) Interest in Shares

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
Dr. Chan *(Note)*	Long position	Beneficial owner	Personal interest	23,941,600	0.59%
Dr. Yap, Allan	Long position	Beneficial owner	Personal interest	33,505,320	1.00%

Note: This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

(b) Interests in equity derivatives (as defined in the SFO) of the Company

Hanny Bonds

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of underlying shares (under equity derivatives) held	Approximate % of the issued share capital of the Company
Dr. Chan *(Note)*	Long position	Beneficial owner	Personal interest	3,508,407	0.11%

Note: Dr. Chan holds the Hanny Bonds with face value of HK$2,841,810. Upon full conversion of the Hanny Bonds at the conversion price of HK$0.81 per Share (subject to adjustments), 3,508,407 Shares will be issued to Dr. Chan.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(ii) Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Directors, as at the Latest Practicable Date, the following persons had interests or short positions in the Shares or underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO; or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

(a) Interest in the Shares and underlying shares

Name of Shareholder	Long position/ Short position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
ITC *(Note)*	Long position	Interest of controlled corporation	2,501,529,452	—	62.45%
	Long position	Interest of controlled corporations	—	234,518,110	5.85%
ITC Investment Holdings Limited ("ITC Investment") *(Note)*	Long position	Interest of controlled corporation	2,002,529,452	—	49.99%
	Long position	Interest of controlled corporations	—	234,518,110	5.85%
Mankar Assets Limited ("Mankar") *(Note)*	Long position	Interest of controlled corporation	2,002,529,452	—	49.99%
	Long position	Interest of controlled corporation	—	116,041,221	2.89%
Famex *(Note)*	Long position	Beneficial owner	2,002,529,452	—	49.99%
	Long position	Beneficial owner	—	116,041,221	2.89%

Note: Hollyfield, a wholly-owned subsidiary of ITC Investment, owns 118,476,889 underlying shares (in respect of unlisted equity derivatives) of the Company ("Underlying Shares"). Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Mankar, ITC Investment and ITC are deemed to be interested in 1,668,774,544 Shares and 116,041,221 Underlying Shares held by Famex. ITC Investment and ITC are deemed to be interested in 118,476,889 Underlying Shares held by Hollyfield.

ITC, through Hollyfield and Famex, also holds the Hanny Bonds with face value of HK$95,966,280 and HK$93,993,390 respectively. Upon full conversion of the Hanny Bonds at the conversion price of HK$0.81 per Share (subject to adjustments), 118,476,889 Shares and 116,041,221 Shares will be issued to Hollyfield and Famex respectively.

Pursuant to the Subscription Agreement as amended by a supplemental agreement dated 10 September 2007, ITC has conditionally agreed to subscribe for at completion the Subscription Shares.

(b) Substantial shareholding in the other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors, the following parties, other than a Director, were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	% of the issued share capital
Hanny Investment Group Limited	Global Media Limited	35%
China Telecom International Limited	China Telecom Investment Corporation	49%
Earnfull Industrial Limited	Wang Ming Jan	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%
Ruby Uniforms Limited	Poon Charn Ki, Frederick	10%

Save as disclosed above, the Directors are not aware that there is any party (not being a Director) who, as at the Latest Practicable Date, had an interest or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO; or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

3. LITIGATION

As at the Latest Practicable Date, there was no litigation or claim of material importance known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

4. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had a service agreement with the Company or any of its subsidiaries which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, interests of the Directors in competing businesses which are required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Director	Name of entity the businesses of which are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the Director in the entity
Mr. Wong King Lam, Joseph	Grand Field Group Holdings Limited	Property development and trading in the PRC (excluding Hong Kong and Macau)	Executive director

Save as disclosed above, none of the Directors nor their respective associates were interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the Group's businesses as at the Latest Practicable Date.

6. EXPERT AND CONSENT

The following is the qualification of the expert who has given opinion or advice which is contained in this circular:

Name	Qualification
Hercules	a corporation licensed to conduct type 6 (advising on corporate finance) regulated activity under the SFO

Hercules has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and references to its names, in the form and context in which they respectively appear.

As at the Latest Practicable Date, Hercules was not beneficially interested in the share capital of any member of the Group, nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did it have any interest, either direct or indirect, in any assets which had been since 31 March 2007 (being the date to which the latest published audited consolidated accounts of the Group were made up) acquired or disposed of by or leased to any member of the Group, or which were proposed to be acquired or disposed of by or leased to any member of the Group.

7. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 March 2007 (being the date to which the latest published audited accounts of the Company were made up) up to and including the Latest Practicable Date.

8. MISCELLANEOUS

(i) None of the Directors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

(ii) As at the Latest Practicable Date, none of the Directors has any direct or indirect interest in any assets which have been acquired, disposed of by or leased to, or which are proposed to be acquired, disposed of by or leased to, any member of the Group since 31 March 2007 (the date to which the latest published audited consolidated accounts of the Group were made up).

(iii) The qualified accountant and the company secretary of the Company is Mr. Lui Siu Tsuen, Richard, a fellow member of The Hong Kong Institute of Certified Public Accountants.

(iv) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and principal place of business of the Company in Hong Kong is situated at 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

(v) The Hong Kong branch share registrar and transfer office of the Company is Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(vi) In the event of inconsistency, the English text of this circular and the accompanying form of proxy shall prevail over the Chinese text thereof.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong from the date of this circular up to and including the date of the SGM:

(i) the memorandum of association and bye-laws of the Company;

(ii) the annual reports of the Company for each of the financial years ended 31 March 2006 and 2007 respectively;

(iii) the written consent referred to in paragraph 6 headed "Expert and consent" in this appendix;

(iv) the Subscription Agreement and the Placing Agreement and the supplemental agreements thereto; and

(v) a copy of each of the circulars issued pursuant to the requirements set out in Chapters 14 and/or 14A of the Listing Rules which have been issued by the Company since 31 March 2007.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

NOTICE IS HEREBY GIVEN that a special general meeting of Hanny Holdings Limited (the "Company") will be held at B27, Basement, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong on Friday, 5 October 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without amendment, the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"THAT:

(i) the transactions contemplated under the conditional placing agreement dated 24 August 2007 (the "**Placing Agreement**" a copy of which has been produced and marked "A" and signed by the Chairman of the meeting for the purpose of identification) as amended by the supplemental agreement dated 10 September 2007 (a copy of which has been produced and marked "B" and signed by the Chairman of the meeting for the purpose of identification) entered into between the Company and Kingston Securities Limited (the "**Placing Agent**") pursuant to which the Placing Agent agreed, amongst other things, to procure, on a best effort basis, placees to subscribe in cash at the placing price of HK$0.29 per share for up to an aggregate of 501,000,000 new shares in the Company (the "**Placing Shares**"), details of the Placing Agreement are described in the circular of the Company dated 17 September 2007, including but not limited to the issue and allotment of the Placing Shares, be and are hereby approved;

(ii) the transactions contemplated under the conditional subscription agreement dated 24 August 2007 (the "**Subscription Agreement**" a copy of which has been produced and marked "C" and signed by the Chairman of the meeting for the purpose of identification) as amended by the supplemental agreement dated 10 September 2007 (a copy of which has been produced and marked "D" and signed by the Chairman of the meeting for the purpose of identification) between the Company and ITC Corporation Limited (the "**Subscriber**") pursuant to which the Company agreed to issue and the Subscriber agreed to subscribe or procure its nominee(s) to subscribe for up to an aggregate 499,000,000 new shares in the Company (the "**Subscription Shares**") at the subscription price of HK$0.29 per share, details of the Subscription Agreement are described in the circular of the Company dated 17 September 2007 including but not limited to the issue and allotment of the Subscription Shares, be and are hereby approved; and

(iii) the directors of the Company be and are hereby authorised to exercise all the powers of the Company and take all steps as might in their opinion be desirable or necessary in connection with the Placing Agreement and the Subscription Agreement including without limitation to:

(a) the execution, amendment, supplement, delivery, submission and implementation of any further documents or agreements with the Placing Agent and/or the Subscriber or any other parties in relation to the issue and allotment of the Placing Shares and the Subscription Shares; and

(b) the taking of all necessary actions to implement the transactions contemplated under the Placing Agreement and Subscription Agreement."

By order of the Board of
Hanny Holdings Limited
Lui Siu Tsuen, Richard
Company Secretary

Hong Kong 17 September 2007

As at the date hereof, the Board comprises:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11 Bermuda

Head office and principal place of business in Hong Hong:
31st Floor,
Bank of America Tower
12 Harcourt Road
Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at the special general meeting. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the special general meeting or any adjournment thereof.

2. In order to be valid, the proxy form and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged at the Company's branch share registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the special general meeting (or any adjourned meeting).

(iii) 謹此授權本公司董事行使本公司一切權力，並可採取彼等認為就配售協議及認購協議而言屬合適或必需之一切步驟，當中包括（但不限於）：

(a) 與配售代理及／或認購人或有關發行及配發配售股份及認購股份之任何其他方簽訂、修訂、補充、交付、提交及執行任何進一步文件或訂立協議；及

(b) 採取所有必須行動，以落實根據配售協議及認購協議擬進行的交易。」

承董事會命
錦興集團有限公司
公司秘書
呂兆泉

香港，二零零七年九月十七日

於本通函日期，董事會包括：

執行董事：
陳國強博士（主席）
Yap, Allan 博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11 Bermuda

總辦事處及香港主要營業地點：
香港
中環
夏愨道12號
美國銀行中心31樓

附註：

1. 凡有權出席股東特別大會及在會上投票之股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。凡持有兩股或以上股份之股東均可委任一位或以上受委代表代其出席股東特別大會及投票。股東填妥及交回代表委任表格後，仍可親身出席股東特別大會或其任何續會及在會上投票。

2. 代表委任表格及（倘董事會規定）經簽署之授權書或其他授權文件（如有）或經已核實簽署證明之該等授權書或授權文件副本，最遲須於股東特別大會（或其任何續會）指定舉行時間48小時前交回本公司之香港股份過戶登記分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

茲通告錦興集團有限公司(「本公司」)謹訂於二零零七年十月五日(星期五)上午十時正，假座香港中環夏慤道12號美國銀行中心地庫B27室舉行股東特別大會，以考慮及酌情通過(不論有否修訂)以下決議案為本公司之普通決議案：

普通決議案

「**動議：**

(i) 謹此批准根據日期為二零零七年八月二十四日之有條件配售協議(「**配售協議**」，其註有「A」字樣之副本已提呈大會主席簽署以資識別)擬進行之交易經由本公司與金利豐證券有限公司(「**配售代理**」)訂立日期為二零零七年九月十日之補充協議(其註有「B」字樣之副本已提呈大會主席簽署以資識別)修訂，據此，配售代理同意(其中包括)按竭誠盡力基準促使承配人按每股0.29港元之配售價以現金認購合共最多501,000,000股本公司之新股份(「**配售股份**」)，配售協議詳情載於本公司日期為二零零七年九月十七日之通函，其內容包括但不限於發行及配發配售股份；

(ii) 謹此批准根據日期為二零零七年八月二十四日之有條件認購協議(「**認購協議**」，其註有「C」字樣之副本已提呈大會主席簽署以資識別)擬進行之交易經由本公司與德祥企業集團有限公司(「**認購人**」)訂立日期為二零零七年九月十日之補充協議(其註有「D」字樣之副本已提呈大會主席簽署以資識別)修訂，據此，本公司同意發行且認購人同意按每股0.29港元之認購價認購或促使其代名人認購合共最多499,000,000股本公司之新股份(「**認購股份**」)，認購協議詳情載於本公司日期為二零零七年九月十七日之通函，其內容包括但不限於發行及配發認購股份；及

* 僅供識別

8. 其他事項

(i) 董事概無於最後實際可行日期仍然存續且對本集團業務而言屬重大之任何合約或安排中擁有任何重大權益。

(ii) 於最後實際可行日期，董事概無在本集團任何成員公司自二零零七年三月三十一日(本集團最近期刊發經審核綜合賬目之日)起買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有任何權益。

(iii) 本公司之合資格會計師及公司秘書為呂兆泉先生，彼為香港會計師公會之資深會員。

(iv) 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之總辦事處及香港主要營業地點則設於香港中環夏慤道12號美國銀行中心31樓。

(v) 本公司之香港股份過戶登記分處為卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(vi) 本通函及隨附之代表委任表格之中、英文版本如有歧異，須以英文版本為準。

9. 備查文件

下列文件之副本由本通函日期起直至及包括股東特別大會日期止之一般辦公時間內在本公司設於香港中環夏慤道12號美國銀行中心31樓之香港主要營業地點內可供查閱：

(i) 本公司之組織章程大綱及公司細則；

(ii) 公司分別截至二零零六年及二零零七年三月三十一日止各財政年度之年報；

(iii) 本附錄第六段「專家及同意書」一節所述之書面同意書；

(iv) 認購協議及配售協議及其補充協議；及

(v) 本公司根據上市規則第14章及／或第14A章所載之規定自二零零七年三月三十一日起刊發之各通函之副本。

5. 董事於競爭業務中之權益

於最後實際可行日期，按上市規則第8.10條之規定董事於競爭業務中之權益披露如下：

董事姓名	其業務現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
黃景霖先生	鈞濠集團有限公司	於中國（不包括香港及澳門）從事物業發展及買賣	執行董事

除上文所披露者外，於最後實際可行日期，概無董事或彼等各自之聯繫人於本集團業務以外擁有與本集團業務直接或間接競爭或可能競爭之任何業務之權益。

6. 專家及同意書

以下為於本通函內作出意見或建議之專家之資格：

名稱	資格
凱利	根據證券及期貨條例進行第6類（就機構融資提供意見）受規管活動的持牌法團

凱利已就刊發本通函而發出之書面同意書，同意按本通函所載之形式及文意轉載彼等之函件或報告並引述彼等之名稱且迄今並無撤回該同意書。

於最後實際可行日期，凱利概無在本集團任何成員公司之股本中實益擁有權益，亦無權（不論在法律上可執行與否）認購或提名他人認購本集團任何成員公司之證券，且概無在本集團任何成員公司自二零零七年三月三十一日（即本集團最近期刊發經審核綜合賬目之日）起買賣或租賃或擬買賣或租賃之任何資產中直接或間接擁有任何權益。

7. 重大不利變動

董事概不知悉自二零零七年三月三十一日（本公司最近期刊發經審核綜合賬目之日）起至（及包括）最後實際可行日期止，本公司之財務或業務狀況出現任何重大不利變動。

(b) 本集團其他成員公司之主要股權

於最後實際可行日期，就董事所知悉，以下各方(董事除外)直接或間接擁有有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值10%或以上之權益：

附屬公司名稱	股東名稱／姓名	佔已發行股本百分比
Hanny Investment Group Limited	Global Media Limited	35%
中國國際電訊集團有限公司	China Telecom Investment Corporation	49%
潤孚實業有限公司	王明健	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%
Ruby Uniforms Limited	Poon Charn Ki, Frederick	10%

除上文所披露者外，董事並不知悉有任何一方(非董事)於最後實際可行日期於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之任何權益或淡倉，或直接或間接擁有有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值10%或以上之權益或擁有有關該等股份之任何購股權。

3. 訴訟

於最後實際可行日期，就董事所知，本公司或其任何附屬公司並無任何尚未了結或面臨任何重大訴訟或索償。

4. 服務合約

於最後實際可行日期，各董事概無與本公司或其任何附屬公司訂立任何本公司不可於一年內免付賠償(法定賠償除外)而終止之服務合約。

(ii) 根據證券及期貨條例須予披露之股東權益及淡倉

就董事所知，於最後實際可行日期，以下人士於股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉，或根據證券及期貨條例第336條規定記錄於本公司須存置之登記冊內之權益或淡倉：

(a) 於股份及相關股份之權益

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目（本公司非上市股本衍生工具）	佔本公司已發行股本概約百分比
德祥（附註）	好倉	受控公司之權益	2,501,529,452	—	62.45%
	好倉	受控公司之權益	—	234,518,110	5.85%
ITC Investment Holdings Limited（「ITC Investment」）（附註）	好倉	受控公司之權益	2,002,529,452	—	49.99%
	好倉	受控公司之權益	—	234,518,110	5.85%
Mankar Assets Limited（「Mankar」）（附註）	好倉	受控公司之權益	2,002,529,452	—	49.99%
	好倉	受控公司之權益	—	116,041,221	2.89%
其威（附註）	好倉	實益擁有人	2,002,529,452	—	49.99%
	好倉	實益擁有人	—	116,041,221	2.89%

附註：Hollyfield（為ITC Investment之全資附屬公司）擁有（就非上市股本衍生工具而言）118,476,889股本公司相關股份（「相關股份」）。其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥之全資附屬公司。Mankar、ITC Investment及德祥被視為於其威持有之1,668,774,544股股份及116,041,221股相關股份中擁有權益。ITC Investment及德祥被視為於Hollyfield持有之118,476,889股相關股份中擁有權益。

德祥亦透過Hollyfield及其威持有面值分別為95,966,280港元及93,992,390港元之錦興債券。於錦興債券按兑換價每股股份0.81港元（可予調整）獲悉數兑換後，合共118,476,889股股份及116,041,221股股份將分別發行予Hollyfield及其威。

根據認購協議（經日期為二零零七年九月十日之補充協議修訂），德祥同意於完成時認購認購股份。

1. 責任聲明

本通函所載資料乃遵照上市規則而提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及所確信，本通函並無遺漏任何其他事實，導致其所載之任何聲明有所誤導。

2. 權益披露

(i) 董事於本公司及其相聯法團股份、相關股份及債券中之權益及淡倉

於最後實際可行日期，董事於本公司及其相聯法團（根據證券及期貨條例第XV部之定義）之股份、相關股份及債券中擁有(a)須根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）或根據上市公司董事進行證券交易之標準守則（「標準守則」）須知會本公司及聯交所之權益及淡倉；或(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之權益及淡倉如下：

(a) 於股份之權益

董事姓名	好倉／淡倉	身份	權益性質	持有股份數目	佔本公司已發行股本概約百分比
陳博士（附註）	好倉	實益擁有人	個人權益	23,941,600	0.59%
Yap, Allan博士	好倉	實益擁有人	個人權益	33,505,320	1.00%

附註：該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文(b)分段所載權益一併計算，以計算陳博士於本公司之權益總額。

(b) 於本公司股本衍生工具（定義見證券及期貨條例）之權益

錦興債券

董事姓名	好倉／淡倉	身份	權益性質	持有相關股份數目（股本衍生工具項下）	佔本公司已發行股本概約百分比
陳博士（附註）	好倉	實益擁有人	個人權益	3,508,407	0.11%

附註：陳博士持有面值為2,841,810港元之錦興債券。於錦興債券按兌換價每股股份0.81港元（可予調整）獲悉數兌換後，合共3,508,407股股份將發行予陳博士。

除上文所披露者外，於最後實際可行日期，董事概無(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或其任何相聯法團（依據證券及期貨條例第XV部之定義）之股份、相關股份或債券中擁有任何權益或淡倉；(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之任何權益；或(c)根據標準守則須知會本公司及聯交所之任何權益。

(v) 認購價相當於股份於最後交易日之經調整收市價及股份於最後交易日前之五日平均收市價之折讓遠小於可比較交易之平均數及中位數；及

(vi) 儘管股權會被攤薄，然而認購事項可為 貴集團整體財務狀況帶來正面影響；

吾等認為認購協議之條款及擬進行之交易乃按正常商業條款訂立，對獨立股東而言屬公平合理，而認購事項符合 貴公司及股東之整體利益。因此，吾等推薦獨立股東並推薦獨立董事委員會建議獨立股東於即將舉行之股東特別大會上投票贊成批准認購協議之決議案。

此致

獨立董事委員會及
列位獨立股東 台照

代表
凱利融資有限公司
董事總經理
顧福身
謹啟

二零零七年九月十七日

經考慮(i)認購事項之原因；(ii)於上文詳列之認購事項主要條款之公平性及合理性；(iii)持股量被攤薄在非按比例發行新股時無法避免；及(iv)認購事項所得認購款項將擴闊　貴集團之資本基礎及增強其財務狀況；吾等認為對公眾股東持股量之攤薄影響處於可接受水平。

III. 認購事項對　貴集團之財務影響

現金狀況

貴集團於二零零七年三月三十一日擁有現金及銀行結餘約161,600,000港元。假設認購事項於二零零七年三月三十一日已完成，　貴集團之現金及銀行結餘將增加認購事項之所得款項淨額。

資產淨值

於二零零七年三月三十一日，股東應佔經審核綜合資產淨值約為2,500,000,000港元。倘認購事項於二零零七年三月三十一日已完成，股東應佔綜合資產淨值將增加認購事項之所得款項淨額。

資產負債狀況

二零零七年三月三十一日，　貴集團之資產負債比率(按總借貸除以股東資金計算)約為51.3%。認購事項完成後，　貴集團之資產負債比率將因股本基礎擴大而改善。

基於上文所述，吾等認為認購事項對　貴集團有正面財務影響，符合　貴公司及股東之整體利益。

推薦意見

經考慮上述主要因素及原因，尤其：

(i) 董事認為認購事項為　貴公司提供了進一步集資之良機；

(ii) 認購事項將擴闊　貴公司之資本基礎，並將增強　貴集團之財務狀況；

(iii) 為在中國進行機會性投資及／或　貴集團之一般營運資金籌集資金而言，認購事項較其他融資方法更為可取；

(iv) 先舊後新配售事項所得款項按擬定用途用作一般營運資金及用於投資中國天然資源相關業務；

公佈日期	可比較公司(股份代號)	所得款項淨額	認購價	發行價與下列價格比較之溢價(折讓) 於最後交易日之收市價	發行價與下列價格比較之溢價(折讓) 截至及包括最後交易日之五日平均收市價
		百萬港元	港元	%	%
二零零七年八月十三日	榮盛科技國際控股有限公司(1166)	63.80	0.68	(17.07)	(17.27)
二零零七年八月十四日	真樂發控股有限公司(1003)	27.20	0.13	(4.48)	(14.44)
二零零七年八月二十三日	德泰中華投資有限公司(2324)	21.16	0.18	(18.18)	(18.18)
二零零七年八月二十四日	華力控股(集團)有限公司(3366)	65.83	3.40	(10.05)	(7.15)
二零零七年八月二十四日	中大印刷集團有限公司(55)	97.10	0.90	(15.09)	(19.64)
二零零七年八月二十七日	漢基控股有限公司(412)	96.10	0.10	(13.79)	(7.92)
最高				**5.26**	**(1.57)**
最低				**(92.17)**	**(92.36)**
平均數				**(20.32)**	**(23.16)**
中位數				**(15.09)**	**(18.18)**
二零零七年八月二十七日	錦興		0.29	(8.52)(2)	(2.36)(2)

附註：

1. 包括認購可換股債券所得款項淨額。

2. 已作出調整以計及發行紅股。

3. 來自股份認購。

4. 來自配售新股。

如上表所示，認購價相當於股份於最後交易日之收市價及股份於最後交易日前之五日平均收市價之折讓遠小於可比較交易之平均數及中位數。因此，吾等認為認購價對獨立股東而言屬公平合理。

D. 認購事項之攤薄影響

認購股份相當於(i) 貴公司現有已發行股本約14.95%；(ii)經發行認購股份擴大後之 貴公司股本約13.00%；及(iii)經發行認購股份、配售股份及紅股擴大後 貴公司股本約9.97%。根據董事會函件「本公司之股權結構」一節所載之列表，配售事項及認購事項完成後，其他公眾股東之持股量將由於最後實際可行日期之48.39%攤薄至37.23%。

於公佈前期間，於二零零六年八月一日錄得股份之最低收市價0.205港元（就發行紅股經調整）及於二零零七年五月二十九日錄得股份之最高收市價0.617元（就發行紅股經調整），而認購價相當於該最低價溢價41.5%及該最高價折讓約53.0%。

評估認購價是否公平合理時，吾等已識別出18項就吾等所知於二零零七年八月一日至公佈日期期間由聯交所主板上市公司（「**可比較公司**」）公佈涉及股份認購／配售之交易（「**可比較交易**」）。吾等認為此18項交易可提供足夠的取樣數目，以用作有意義的分析。吾等知悉可比較公司之主要業務並不可與 貴集團之主要業務直接比較。然而，吾等認為進行行業比較並無相關性，由於股份認購／配售之條款很大程度上倚賴對考股市市況之參考，且就個別公司之財務狀況及業務表現而有所不同。因此，吾等認為較廣泛地比較近期公佈之股份認購及配售，將能就評估認購價是否公平合理為吾等提供更為全面之參考。吾等知悉金科數碼國際控股有限公司（股份代號：922）於二零零七年八月一日曾公佈配售新股。然而，由於金科數碼國際控股有限公司已進入除牌程序第三階段，故吾等並未將該項交易納入吾等之分析。可比較交易詳情如下：

表二 — 可比較交易

				發行價與下列價格比較之溢價（折讓）	
公佈日期	可比較公司（股份代號）	所得款項淨額 百萬港元	認購價 港元	於最後交易日之收市價 %	截至及包括最後交易日之五日平均收市價 %
二零零七年八月一日	香港建設（控股）有限公司（190）	1,221.00	2.80	(10.54)	(19.77)
二零零七年八月一日	時捷集團有限公司（1184）	19.40	1.18	(10.61)	(12.59)
二零零七年八月二日	漢基控股有限公司（412）	130.50	0.18	(4.76)	(17.43)
二零零七年八月二日	兩儀控股有限公司（94）	208.00	3.00	(27.01)	(21.79)
二零零七年八月三日	萊福資本投資有限公司（901及2950）	11.89[3]	0.50	5.26	(1.57)
		43.39[4]	0.30	(36.84)	(40.84)
二零零七年八月三日	華脈無線通信有限公司（499）	39.51	0.13	(17.65)	(19.75)
二零零七年八月七日	金匡企業有限公司（286）	373.00[1]	0.16	(92.17)	(92.36)
二零零七年八月七日	利來控股有限公司（221）	37.80	0.10	(66.10)	(69.79)
二零零七年八月七日	正輝中國集團有限公司（169）	33.54	0.58	(17.14)	(19.89)
二零零七年八月七日	榮德豐控股有限公司（109）	198.50	1.00	(19.35)	(28.37)
二零零七年八月九日	中國建材股份有限公司（3323）	2,657.00	17.80	(1.98)	(2.00)
二零零七年八月十三日	博智國際藥業控股有限公司（1149）	20.00	0.97	(8.49)	(9.35)

C. 認購價之基準

如董事會函件所述，認購價乃由　貴公司及德祥公平磋商後議定。

比對股份近期股價表現

認購價相當於：

(i) 於最後交易日聯交所所報每股股份之收市價0.317港元(就發行紅股經調整)折讓約8.52%；

(ii) 截至及包括最後交易日前之最後五個連續交易日每股股份之平均收市價0.297港元(就發行紅股經調整)折讓約2.36%；

(iii) 截至及包括最後交易日前之最後十個連續交易日每股股份之平均收市價約0.304港元(就發行紅股經調整)折讓約4.61%；及

(iv) 於最後實際可行日期聯交所所報每股股份之收市價0.310港元折讓約6.45%。

過往股價表現

下表載列股份於二零零七年八月二十七日前十二個完整曆月期間(「**公佈前期間**」)及由該日起截至最後實際可行日期止期間(「**公佈後期間**」)之歷史收市價。

圖一：股份價格表現


港元
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
零六年八月
零六年九月
零六年十月
零六年十一月
零六年十二月
零七年一月
零七年二月
零七年三月
零七年四月
零七年五月
零七年六月
零七年七月
零七年八月
零七年九月
—收市價　—認購價

附註：　已作出調整以計及發行紅股。

到天然資源之稀有性及價值，待收購該項業務後，貴集團預期該項業務之營業額及盈利將為貴集團之營業額及盈利帶來重大貢獻。於二零零七年七月十九日，貴公司公佈收購於中國珠江口盆地水道以南之礦場從事採砂業務之江海貿易有限公司之88%股權，現金代價為179,000,000港元。

其他融資方法

吾等獲董事告知，彼等已考慮及探究配售事項及認購事項以外之各種融資方法。董事認為，配售事項及認購事項符合貴公司及股東之整體利益，原因為(i)供股或公開發售相對配售事項及認購事項需要較長時間安排及較高成本；及(ii)貴集團於二零零七年三月三十一日之資產負債比率(按總借貸除以股東資金計算)由二零零六年三月三十一日之38.6%大幅增加至51.3%，此乃由於銀行及其他借款增加以及年內發行可兌換票據以撥付貴集團之投資所致。進一步銀行借貸可能須抵押貴集團資產，並進一步增加貴集團之資產負債水平及利息開支，對貴集團之盈利造成不利影響。鑑於上述各項及經考慮配售事項及認購事項對貴公司之整體正面財務影響(詳情請參閱「III.認購事項對貴集團之財務影響」一節)，吾等認為，為在中國進行機會性投資及／或貴集團之一般營運資金籌集資金而言，配售事項及認購事項較其他融資方法更為可取。

於過去十二個月之集資活動

於二零零七年四月，貴公司以先舊後新方式(「**先舊後新**」)籌集約143,000,000港元。誠如董事會函件所述，先舊後新所籌集之所得款項淨額擬用作一般營運資金及投資於與中國天然資源相關之業務。除上文所述者外，貴公司於最後實際可行日期前之過去十二個月內並無進行任何集資活動。

B. 認購事項之主要條款

根據認購協議(經日期為二零零七年九月十日之補充協議所修訂及補充)，德祥同意認購或促使其代名人認購最多499,000,000股新股份。德祥進一步同意其須認購或促使其代名人認購之認購股份數目相當於根據配售協議將予配售之配售股份數目，惟不超過499,000,000股股份。

113,700,000港元減少13.3%至98,570,000港元；(vi)出售附屬公司及聯營公司之收益淨額由二零零六財政年度之921,000港元增加六倍至6,400,000港元；(vii)可供出售投資之減值虧損由二零零六財政年度之49,800,000港元減少8.2%至45,800,000港元；(viii)投資物業之公平價值增加2,600,000港元(相較二零零六財政年度為零)；及(ix)會所債券之減值虧損由二零零六財政年度之778,000港元減少87.8%至95,000港元。於二零零六財政年度，持續業務之虧損減少主要由於(i)可兑換票據所附帶之兑換權之公平價值增加114,000,000港元(相較二零零五財政年度為零)；(ii)聯營公司之應佔虧損由二零零五財政年度之64,900,000港元減少66.9%至21,500,000港元；(iii)銷售、分銷及行政開支總額由二零零五財政年度之134,700,000港元減少15.6%至113,700,000港元；(iv)其他收入增加13.6%至116,600,000港元(相較二零零五年財政年度為102,600,000港元)，主要因應收貸款利息及投資之未變現公平價值收益增加所致；及(v)出售附屬公司及聯營公司之收益淨額為921,000港元(相較二零零五財政年度之虧損淨額為15,700,000港元)。於二零零七財政年度， 貴公司之股本持有人應佔溢利為527,100,000港元，較二零零六財政年度之8,900,000港元增加58.1倍。有關增長乃由於持續業務之虧損大幅減少及非持續業務之溢利增加約28倍。

II. 認購事項

A. 認購事項之背景資料及原因

理據

誠如董事會函件所述，於現時市況下，董事認為認購事項將擴大 貴公司之資本基礎，並增強 貴集團之財務狀況。董事亦認為認購事項為 貴公司提供了進一步集資之良機。

誠如董事會函件所述，德祥已作為控股股東多年，其對 貴公司之策略指導及管理角色為 貴集團成功之重要部分。有鑑於過去其對 貴集團之貢獻及支持，董事認為認購事項可讓德祥在配售事項完成後取得對 貴公司之主要控制權。吾等認為認購事項反映出德祥對 貴公司持續進展之支持及貢獻，故此符合 貴公司及股東之整體利益。

所得款項用途

認購事項之最高所得款項淨額將約為142,500,000港元，擬定在機遇出現時，在董事認為符合 貴公司之利益時，用作 貴公司於中國之機會性投資及／或用作 貴集團之一般營運資金。誠如董事會函件所述，於最後實際可行日期， 貴公司尚未識別任何該等投資或業務。

然而， 貴公司於二零零七年之年報載述，在多項可能進行之中國投資項目中， 貴集團集中發展天然資源業務，並將 貴集團轉型為更專注發展礦產資源之公司。考慮

下表載列　貴集團於截至二零零七年三月三十一日止三個財政年度之財務業績：

表一一　貴集團之財務表現

	經審核		
	截至三月三十一日止年度		
	二零零七年	二零零六年	二零零五年
	千港元	千港元	千港元 (重列)
持續業務			
營業額	178,002	316,638	257,656
除所得稅前虧損	(23,967)	(144,092)	(248,508)
所得稅開支	(32,457)	(4,331)	(4,282)
持續業務之年內虧損	(56,424)	(148,423)	(252,790)
非持續業務			
非持續業務之年內溢利	1,517,926	52,419	152,552
年內溢利(虧損)淨額	1,461,502	(96,004)	(100,238)
淨毛利率	*821.1%*	—	—
應佔：			
貴公司之股本持有人	527,080	8,915	(161,862)
少數股東權益	934,422	(104,919)	61,624
	1,461,502	(96,004)	(100,238)

資料來源：　貴公司於二零零六年及二零零七年之年報

於截至二零零七年三月三十一日止三個財政年度各年，　貴集團之持續業務均錄得虧損。持續業務之虧損由二零零五財政年度252,800,000港元減少至二零零六財政年度148,400,000港元，並進一步減少至二零零七財政年度56,400,000港元，分別減少41.3%及62.0%。持續業務之虧損於二零零七財政年度有所改善乃主要歸因於(i)收購附屬公司折讓132,500,000港元(相較二零零六財政年度為零)；(ii)其他收入(包括利息收入、滙兌收益淨額、出售物業、機器及設備之收益、租金收入、應收貸款準備之回撥及管理費收入)由二零零六財政年度之73,300,000港元增加112.5%至155,700,000港元；(iii)聯營公司之應佔溢利為35,400,000港元(相較聯營公司於二零零六財政年度之應佔虧損則為21,500,000港元)；(iv)指定按公平價值列賬並在損益賬內處用之可兌換票據增加16,800,000港元(相較二零零六財政年度為零)；(v)分銷、銷售及行政開支由二零零六財政年度之

股東而言是否屬公平合理及是否符合　貴公司及股東之整體利益以及就獨立股東應否於股東特別大會投票贊成有關認購協議之決議案，向獨立董事委員會及獨立股東提供意見。

於制定吾等之推薦意見時，吾等已審閱（其中包括）本通函及認購協議以及若干公開可獲得有關　貴公司之財務報表、業務及財務資料。吾等亦考慮認購事項及吾等認為相關之聯交所主板其他上市公司所公佈有關股份認購／配售之條款。吾等已審核股份於二零零六年八月一日至最後實際可行日前期之價格表現。吾等假設於該等資料及陳述以及向吾等所作之任何聲明於本通函刊發日期在各重大方面均屬真實、準確及完備，並依賴該等資料、陳述及聲明以制定吾等之意見。吾等亦假設於本通函內所載或所述之所有資料、陳述及聲明，於本通函刊發日期直至股東特別大會舉行日期，在各重大方面均屬及仍為真實、準確及完備，且可於制定吾等之意見時對該等資料、陳述及聲明加以依賴。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後據彼等所深知及確信，確認本通函並無遺漏任何其他事實，致使當中所作任何陳述有所誤導。吾等認為，吾等已審閱足夠資料並已作出上市規則第13.80條規定之合理步驟，以達致知情決定，證明本通函所載資料之準確性可予依賴，並為吾等之推薦意見提供合理基準。吾等並無理由質疑董事或　貴集團管理層隱瞞任何重大資料，或有關資料屬誤導、失實或不準確。然而，吾等並無就編製本函件進行任何獨立詳盡調查或審核　貴集團業務或事宜或未來前景。吾等之意見乃基於最後實際可行日期之實際財政、經濟、市場及其他狀況及吾等可獲得之資料。

所考慮之主要因素及原因

吾等於達致吾等意見所考慮之主要因素及原因載列如下：

I.　貴公司之背景資料

貴公司為一間投資控股公司，主要從事證券買賣、物業投資及買賣、持有採砂船隻及其他策略性投資，包括(i)一間股份在澳洲證券交易所上市之附屬公司；(ii)一間股份在美國場外交易議價板買賣之附屬公司；(iii)多間股份在聯交所或新加坡證券交易所有限公司上市之聯營公司；及(iv)多間股份在聯交所上市之公司所發行之長期可兑換票據之投資。

以下為凱利融資有限公司致獨立董事委員會及獨立股東的意見函件全文，以供載入本通函而編製：

凱利

凱利融資有限公司

香港
中環
都爹利街11號
律敦治大廈1503室

敬啟者：

關連交易

吾等謹此提述獲委任為獨立財務顧問，就有關認購協議之條款及按認購協議項下擬進行之交易向獨立董事委員會及獨立股東提供意見，有關詳情載於日期為二零零七年九月十七日刊發致股東之通函(「**本通函**」)所載之董事會函件內，而本函件為其中一部分。除文義另有所指外，本函件所用詞彙與本通函其他部分所界定者具相同涵義。

於二零零七年八月二十七日， 貴公司與德祥聯合公佈，(其中包括) 貴公司與德祥已訂立認購協議，德祥同意認購或促使其代名人認購之認購股份數目相當於根據配售協議將予配售之配售股份數目，惟不超過499,000,000股每股價格為0.35港元之認購股份。於二零零七年九月十日， 貴公司宣佈(其中包括)發行紅股已於同日舉行之股東特別大會上獲股東批准。因此， 貴公司與德祥訂立補充協議以修訂認購協議之條款，致使認購價調整為每股認購股份0.29港元。德祥乃控股股東，故其根據上市規則之界定屬 貴公司之關連人士，而按認購協議向德祥發行認購股份則構成 貴公司之關連交易。因此，認購協議及按認購協議項下擬進行之交易須待獨立股東於股東特別大會以投票方式批准後，方可作實。德祥、陳博士及彼等各自之聯繫人士將就有關認購協議之決議案放棄投票。

貴公司已成立由全體獨立非執行董事郭嘉立先生、黃景霖先生及潘國興先生組成之獨立董事委員會，以審議認購協議之條款及按認購協議項下擬進行之交易及向獨立股東提供建議。吾等已獲委任就認購協議之條款及按認購協議項下擬進行之交易是否為正常商業條款、其對獨立

以下為獨立董事委員會就認購協議及據此擬進行之交易致獨立股東之函件全文，當中載有其向獨立股東提供的推薦建議：

HANNY HOLDINGS LIMITED

錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

敬啟者：

關連交易

吾等已獲委任為獨立董事委員會成員，就認購協議及據此擬進行之交易向　閣下提供意見，有關詳情乃載於本公司日期為二零零七年九月十七日的通函(「通函」)所載「董事會函件」內。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

經考慮通函第16至25頁所載凱利的意見及推薦建議後，吾等認為認購協議之條款及據此擬進行之交易乃按一般商業條款進行，對獨立股東而言，屬公平合理，而認購事項亦符合本公司及股東的整體利益。因此，吾等建議獨立股東投票贊成於即將舉行的股東特別大會上提呈之決議案，以批准認購協議。

此致

列位獨立股東　台照

獨立董事委員會

郭嘉立　　**黃景霖**　　**潘國興**

謹啟

二零零七年九月十七日

* 僅供識別

推薦意見

董事認為配售事項及認購事項均符合本公司及其股東整體之最佳利益，因此，建議獨立股東投票贊成於股東特別大會上將予提呈之決議案。

本公司就認購協議已成立獨立董事委員會，以向獨立股東提供意見，亦委任凱利為獨立財務顧問，以就認購協議向獨立董事委員會及獨立股東提供意見。凱利認為，就獨立股東而言，認購協議及據此擬進行之交易乃按一般商業條款進行，且屬公平合理，認購事項乃符合本公司及股東之整體利益。凱利函件之全文載有其就認購事項之建議，載於本通函第16頁至第25頁。

獨立董事委員會經考慮凱利意見後認為，就獨立股東而言，認購協議及據此擬進行之交易乃按一般商業條款進行，且屬公平合理，認購事項乃符合本公司及股東之整體利益，因此，獨立董事委員會建議獨立股東投票贊成於股東特別大會上將予提呈之決議案，以批准認購協議。獨立董事委員會函件之全文載於本通函第15頁。

此致

列位股東　台照
及錦興債券持有人　參照

代表董事會
錦興集團有限公司
主席
陳國強博士
謹啟

二零零七年九月十七日

股東特別大會

於認購協議日期，德祥擁有1,668,774,544股股份之權益，佔本公司現有已發行股本約49.99%，故根據上市規則屬本公司之關連人士。鑑於德祥於認購協議及本公司擁有權益，故根據上市規則，按認購協議向德祥發行認購股份構成本公司之關連交易。因此，根據認購協議擬進行之交易須待獨立股東於股東特別大會批准後，方可作實。於最後實際可行日期，陳博士擁有20,684,667股股份(佔本公司已發行股本約0.62%)之權益。德祥、陳博士及彼等各自之聯繫人士(於最後實際可行日期，合共持有1,702,939,211股股份(佔本公司已發行股本約51.01%))將就有關認購協議之決議案放棄投票。

本公司已成立獨立董事委員會，向獨立股東提供意見。本公司亦已委任凱利為獨立財務顧問，以就認購協議之條款向獨立董事委員會及獨立股東提供意見。

本公司將召開股東特別大會及於會上提呈決議案，以尋求批准(其中包括)配售協議及認購協議。配售協議及認購協議是互為條件。按此基準，德祥、陳博士及彼等各自之聯繫人士將於股東特別大會就有關配售協議及認購協議之決議案放棄投票。於大會上，獨立股東就配售協議及認購協議之投票將以按數票表決方式進行。

要求以數票方式表決之程序

於大會上提呈進行投票之決議案將以舉手方式表決，除非(在宣佈舉手投票結果之前或之時；或撤回任何其他數票方式表決之要求之時)下列人士要求以數票方式表決：

(a) 大會主席；或

(b) 至少三名親身出席大會並於當時有權在大會上投票之股東(或倘股東為法人團體，則為其正式授權代表)或其受委代表；或

(c) 一名或多名親身出席之股東(或倘股東為法人團體，則為其正式授權代表)或其受委代表，並佔不少於所有有權於大會投票之股東總投票權十分之一；或

(d) 一名或多名親身出席之股東(或倘股東為法人團體，則為其正式授權代表)或其受委代表，並持有獲賦予其權利於大會上投票之本公司股份之實繳股款總額不少於獲賦予該權利之所有股份實繳股款總額十分之一。

股東受委代表提出之要求，應被視為與股東所提出者無異。

5. 發行紅股已於二零零七年九月十日獲股東批准。根據本公司日期為二零零七年八月二十四日的通函所載時間表，紅股股票預期將於二零零七年九月二十四日寄發，而紅股則預期將於二零零七年九月二十七日開始買賣。

6. 於最後實際可行日期，公眾股東持有本金總額為513,897,306港元之錦興債券。此列僅供説明，兑換價每股股份0.81港元將因發行紅股而經調整。

於最後實際可行日期，除錦興債券外，錦興並無其他未獲行使之已發行證券、期權或認股權，可賦予認購、兑換、或交換為股份之任何權利。

本公司之資料

本公司為一間投資控股公司，主要從事證券買賣、物業投資及買賣、持有採砂船隻及其他策略性投資，包括(i)一間股份在澳洲證券交易所上市之附屬公司；(ii) 一間股份在美國場外交易議價板買賣之附屬公司；(iii)多間股份在聯交所或新加坡證券交易所有限公司上市之聯營公司；及(iv) 多間股份在聯交所上市之公司所發行之長期可兑換票據之投資。

截至二零零六年及二零零七年三月三十一日止兩個年度，本集團之持續經營業務分別錄得經審核除税前虧損約144,100,000港元及24,000,000港元，持續經營業務之經審核年度虧損分別約148,400,000港元及56,400,000港元。於二零零七年三月三十一日，股東應佔本集團之經審核資產淨值約為2,492,500,000港元。

德祥之資料

德祥為一間投資控股公司，直接及間接在多間上市公司持有策略性投資。德祥集團之主要業務包括投資控股、提供融資、物業投資及庫務投資。

配售事項及認購事項之原因

於現時市況下，董事認為配售事項及認購事項將擴大本公司之股東基礎及資本基礎，並增強本集團之財務狀況。德祥已作為本公司之控股股東多年，其對本公司之策略指導及管理角色為本集團成功之重要部分。有鑑於過去其對本集團之貢獻及支持，董事認為認購事項可讓德祥在配售事項完成後取得對錦興之主要控制權，符合本公司及股東之整體利益。董事認為配售事項及認購事項提供了進一步集資及擴闊本公司之股東及資本基礎之良機，而且，配售協議及認購協議之條款屬公平合理，並符合本集團及股東之整體利益。

配售事項及認購事項之最高所得款項淨額合共將約為2.85億港元，擬定在機遇出現時，在董事認為符合本公司之利益時，用作本公司於中國之機會性投資及／或用作本集團之一般營運資金。於最後實際可行日期，本公司尚未物識到有關投資或業務。

本公司之股份架構

於(i)最後實際可行日期；(ii)悉數完成配售事項及認購事項時(假設已發行合共1,000,000,000股新股份)；(iii)悉數完成配售事項及認購事項以及發行紅股時；及(iv)悉數完成配售事項及認購事項和發行紅股以及按現行兌換價悉數兌換錦興債券時，本公司之股份架構如下：

股東	於最後實際可行日期		於悉數完成配售事項及認購事項時		於悉數完成配售事項及認購事項以及發行紅股時(附註5)		於悉數完成配售事項及認購事項和發行紅股以及按現行兌換價悉數兌換錦興債券時(附註6)	
	股份數目	%	股份數目	%	股份數目	%	股份數目	%
德祥	—	—	499,000,000	11.50	499,000,000	9.97	499,000,000	8.49
其威	1,668,774,544	49.99	1,668,774,544	38.47	2,002,529,452	40.00	2,118,570,673	36.04
Hollyfield	—	—	—	—	—	—	118,476,889	2.02
小計(附註1)	1,668,774,544	49.99	2,167,774,544	49.97	2,501,529,452	49.97	2,736,047,562	46.55
陳博士(附註2)	20,684,667	0.62	20,684,667	0.48	23,941,600	0.48	27,450,007	0.47
Yap, Allan博士(附註3)	33,505,320	1.00	33,505,320	0.77	40,206,384	0.80	40,206,384	0.68
承配人(附註4)	—	—	501,000,000	11.55	501,000,000	10.01	501,000,000	8.52
其他公眾股東	1,615,158,401	48.39	1,615,158,401	37.23	1,939,070,082	38.74	2,573,511,200	43.78
公眾	1,615,158,401	48.39	2,116,158,401	48.78	2,440,070,082	48.75	3,074,511,200	52.30
總計	3,338,122,932	100.00	4,338,122,932	100.00	5,005,747,518	100.00	5,878,215,153	100.00

附註：

1. 於最後實際可行日期，德祥透過Hollyfield及其威分別持有本金額為95,966,280港元及93,993,390港元之錦興債券。按兌換價每股股份0.81港元(可予以調整)悉數兌換分別由Hollyfield及其威所持有之錦興債券時，118,476,889股新股份及116,041,221股新股份將分別發行予Hollyfield及其威。

2. 陳博士為德祥及錦興之主席。陳博士就發行紅股按除權基準持有若干股份。因此，陳博士及其他公眾股東於發行紅股完成時之股權將不會確實地按五送一之基準計算。於最後實際可行日期，陳博士持有本金額為2,841,810港元之錦興債券。按兌換價每股股份0.81港元(可予調整)悉數兌換陳博士所持錦興債券時，3,508,407股新股份將發行予陳博士。

3. Yap, Allan博士為錦興之董事總經理。

4. 根據配售協議，配售代理將盡一切合理努力確保承配人及其最終實益擁有人為獨立於德祥及錦興以及德祥或錦興之關連人士之第三方，且不得為配售代理所知悉就收購守則而言與德祥一致行動之人士。承配人於發行紅股中並無權利。

完成認購協議

認購協議將與配售協議同時完成，惟不得遲於達成最後一項條件後第四個營業日或本公司及德祥可能協定之較後日期。

認購協議完成後，本公司將繼續為德祥之聯營公司。

於過去十二個月涉及發行錦興證券之集資活動

公佈日期	事項	所得款項淨額	所得款項擬定用途	授出授權日期	截至最後實際可行日期所得款項之實際用途
二零零七年四月十一日	先舊後新方式配售43,500,000股現有及新股份，作價3.4港元(本公司於二零零七年四月十一日公佈之發行紅股調整前)	143,000,000港元	一般營運資金及投資於與中國之天然資源相關之業務	二零零六年九月一日	按擬定方法運用

除上述披露者外，本集團於緊接公佈日期前十二個月概無進行任何涉及發行證券之集資活動。

認購股份之地位

經繳足款項後，認購股份將與於認購事項完成當日已發行之所有股份在各方面享有同等地位。

認購價

認購價為每股認購股份0.29港元，於認購協議完成時以現金支付。認購價乃由本公司及德祥公平磋商後議定，相當於：

(i) 於最後交易日聯交所所報每股股份之收市價(就發行紅股經調整)0.317港元折讓約8.52%；

(ii) 截至及包括最後交易日前之最後五個連續交易日每股股份之平均收市價(就發行紅股經調整)約0.297港元折讓約2.36%；

(iii) 截至及包括最後交易日前之最後十個連續交易日每股股份之平均收市價(就發行紅股經調整)約0.304港元折讓約4.61%；及

(iv) 於最後實際可行日期聯交所所報每股股份之收市價0.310港元折讓約6.45%。

認購協議之條件

認購協議須待以下條件達成後方告完成：

(i) 根據上市規則及其他適用規則獲准於股東特別大會上投票之獨立股東通過符合上市規則及其他適用規則之一切必需決議案，以批准根據認購協議擬進行之交易；

(ii) 聯交所上市委員會授出(不論是無條件或僅受限於本公司並無合理反對之條件)認購股份及任何根據配售事項將予發行之新股份上市及買賣之批准；及

(iii) 配售協議之所有條件均已達成(規定認購協議項下所有條件均已達成之條件除外)。

倘上述條件未能於二零零七年十二月十五日或以前(或本公司與德祥以書面協定可能之較後日期)或之前達成，認購協議須予終止，而雙方均概不得就任何成本或損失向另一方作出任何申索(惟認購協議之任何事先違反除外)。

本公司將向聯交所上市委員會申請批准認購股份上市及買賣。

完成配售事項

配售事項須與認購協議完成之時或於相若時間完成，惟不得遲於配售協議之條件獲達成後之第四個營業日（或本公司與配售代理可能同意之較後日期）完成。

認購協議（經日期為二零零七年九月十日之補充協議所修訂）

於二零零七年八月二十四日，本公司與德祥訂立有關向德祥發行認購股份之認購協議。

訂約各方

(i) 發行人： 本公司

(ii) 認購人： 德祥

於認購協議日期，德祥擁有1,668,774,544股股份之權益，相當於本公司現有已發行股本約49.99%。本公司為德祥之聯營公司。德祥亦透過Hollyfield及其威持有本金額分別為95,966,280港元及93,993,390港元之錦興債券。按每股股份0.81港元（可予調整）之兑換價分別悉數兑換Hollyfield及其威所持有之錦興債券時，Hollyfield及其威將分別獲發行118,476,889股新股份及116,041,221股新股份。

認購股份

根據認購協議，德祥同意認購或促使其代名人認購最多499,000,000股新股份。德祥進一步同意其須認購或促使其代名人認購之認購股份數目相當於根據配售協議將予配售之配售股份數目，惟不超過499,000,000股股份。

499,000,000股認購股份數目相當於：

(i) 於公佈日期，本公司已發行股本約14.95%；

(ii) 於最後實際可行日期，本公司已發行股本約14.95%；

(iii) 本公司經發行認購股份擴大後已發行股本約13.00%；

(iv) 本公司經發行認購股份及配售股份擴大後已發行股本約11.50%；及

(v) 本公司經發行認購股份、配售股份及紅股擴大後已發行股本約9.97%。

(ii) 截至及包括最後交易日前之最後五個連續交易日每股股份之平均收市價(就發行紅股經調整)約0.297港元折讓約2.36%；

(iii) 截至及包括最後交易日前之最後十個連續交易日每股股份之平均收市價(就發行紅股經調整)約0.304港元折讓約4.61%；及

(iv) 於最後實際可行日期聯交所所報每股股份之收市價0.310港元折讓約6.45%。

配售價乃參考股份及發行紅股之現時市價，並經本公司與配售代理按公平原則磋商後釐定。董事認為，配售協議之條款為正常商業條款，按現行市況乃屬公平合理，並符合本公司及股東之整體利益。

配售期

配售期將由配售協議日期(包括該日)起至二零零七年十一月三十日(包括該日)止。倘有任何延長配售期，本公司會另行刊發公佈及本公司將再向獨立股東尋求批准。由於配售事項須獲得獨立股東批准，而批准一事於約一個月後進行，故為期約三個月之配售期可為配售代理於配售配售股份時帶來更大的靈活性。董事認為配售期為公平合理，並符合本公司及其股東之權益。

配售協議之條件

配售協議須待以下條件達成後方告完成：

(i) 根據上市規則及其他適用規則獲准於股東特別大會上投票之獨立股東通過符合上市規則及其他適用規則之一切必需決議案，以批准根據配售協議擬進行之交易；

(ii) 認購協議之所有條件已達成(規定配售協議項下所有條件均已達成之條件除外)；及

(iii) 聯交所上市委員會授出(不論是無條件或僅受限於本公司並無合理反對之條件)配售股份及任何根據認購協議發行之新股份上市及買賣之批准。

倘上述條件未能於二零零七年十二月十五日或之前(或本公司與配售代理可能同意之較後日期)達成，則配售協議將予終止，任何一方概不可就任何費用或損失向另一方提出任何申索(惟配售協議之任何先前違反除外)。

本公司將向聯交所上市委員會申請批准配售股份上市及買賣。

配售協議(經日期為二零零七年九月十日之補充協議所修訂)

日期

二零零七年八月二十四日

發行人

本公司

配售代理

配售代理有條件同意按竭誠盡力基準配售最多501,000,000股配售股份，並將收取所配售配售股份實際數目之所得款項總額2.5%作為配售佣金。董事認為，配售佣金乃參考市場價格，屬公平合理。配售代理及其最終實益擁有人均為獨立於本公司及其關連人士之第三方。

承配人

配售代理同意按竭誠盡力基準向不少於六名承配人配售配售股份。根據配售協議，配售代理將盡一切合理努力確保承配人及其最終實益擁有人為獨立於德祥及本公司以及德祥或本公司之關連人士之第三方，且不得為配售代理所知悉就收購守則而言與德祥一致行動之人士。緊隨配售事項後，將無個別承配人成為本公司之主要股東(定義見上市規則)。

配售股份

501,000,000股配售股份相當於(i)於配售協議日期本公司已發行股本3,338,122,932股股份約15.01%；(ii)經配售事項擴大後本公司已發行股本3,839,122,932股股份約13.05%；(iii)於最後實際可行日期本公司已發行股本約15.01%；及(iv)經配售事項及發行紅股擴大後本公司已發行股本4,506,747,518股股份約11.12%。

配售股份之地位

配售股份一經發行後，將在各方面與配發及發行配售股份當日已發行之股份享有同等地位。

配售價

配售價0.29港元相當於：

(i) 於最後交易日聯交所所報每股股份之收市價(就發行紅股經調整)0.317港元折讓約8.52%；

認購股份相當於本公司在認購協議日期已發行股本約14.95%，及本公司經發行認購股份擴大後之已發行股本約13.00%。

於二零零七年九月十日，本公司與德祥聯合公佈：

(i) 於二零零七年九月十日，本公司與配售代理訂立補充協議，因發行紅股而修訂配售協議之條款，據此每股配售股份之配售價經調整為0.29港元；及

(ii) 於二零零七年九月十日，本公司與德祥訂立補充協議，因發行紅股而修訂認購協議之條款，據此每股認購股份之認購價經調整為0.29港元。

誠如上述日期為二零零七年九月十日之聯合公佈，於二零零七年九月十日本公司舉行之股東特別大會上，股東已批准發行紅股，故發行紅股將根據本公司日期為二零零七年八月二十四日之通函內所載之時間表進行。發行紅股後，本公司、配售代理及德祥同意調整配售價及認購價以反映發行紅股之影響。

配售事項及認購事項之最高所得款項淨額合共約2.85億港元，擬定在合適機遇出現時，並在董事認為符合本公司之利益時由本公司用作於中國之機會性投資及／或用作本集團之一般營運資金。

於認購協議日期，德祥擁有1,668,774,544股股份之權益，相當於本公司現有已發行股本約49.99%，故根據上市規則屬本公司之關連人士。鑑於德祥於認購協議及於本公司擁有權益，故根據上市規則，按認購協議向德祥發行認購股份構成本公司之關連交易。因此，根據認購協議擬進行之交易須待獨立股東於股東特別大會批准後方可作實。

本公司將召開股東特別大會及於會上提呈決議案，以尋求(其中包括)批准配售協議及認購協議。配售協議及認購協議是互為條件。按此基準，德祥、陳博士及彼等各自之聯繫人士將於股東特別大會就有關配售協議及認購協議之決議案放棄投票。於該大會上，獨立股東就配售協議及認購協議之投票將以點票表決方式進行。

本公司已成立獨立董事委員會，以向獨立股東提供意見，並委任凱利為獨立財務顧問，以就認購協議之條款向獨立董事委員會及獨立股東提供意見。

本函件旨在向　閣下提供有關(其中包括)(i)配售協議及認購協議之詳情；(ii)獨立董事委員會致獨立股東之意見函；(iii)凱利致獨立董事委員會及獨立股東之意見函；(iv)股東特別大會通告；及(v)上市規則規定之其他資料。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：275)

執行董事：
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
中環
夏愨道12號
美國銀行中心31樓

敬啓者：

配售新股份 及 關連交易

緒言

於二零零七年八月二十七日，本公司與德祥聯合公佈，於二零零七年八月二十四日，本公司與配售代理訂立配售協議，據此，配售代理同意按每股配售股份0.35港元之價格按竭誠盡力基準配售合共最多501,000,000股新股份。

配售股份相當於本公司在配售協議日期已發行股本約15.01%，及經發行配售股份擴大後之已發行股本約13.05%。

於二零零七年八月二十四日，本公司亦與德祥訂立認購協議，據此，德祥同意按每股認購股份0.35港元認購或促使其代名人認購最多499,000,000股新股份。德祥進一步同意其將認購或促使其代名人認購之認購股份數目相當於根據配售協議將予配售之配售股份數目，惟不超過499,000,000股股份。

* 僅供識別

「聯交所」	指	香港聯合交易所有限公司
「認購事項」	指	根據認購協議由德祥認購最多499,000,000股新股份
「認購協議」	指	本公司與德祥就認購事項訂立日期為二零零七年八月二十四日之有條件認購協議，經本公司與德祥於二零零七年九月十日訂立之補充協議所修訂
「認購價」	指	每股認購股份因發行紅股由0.35港元調整至0.29港元
「認購股份」	指	德祥根據認購事項將認購之合共最多499,000,000股新股份
「收購守則」	指	香港公司收購及合併守則
「港元」	指	港元，香港之法定貨幣
「%」	指	百分比

「德祥」	指	德祥企業集團有限公司(股份代號：372)，一間於百慕達註冊成立之有限公司及其已發行股份於聯交所主板上市
「德祥集團」	指	德祥及其附屬公司
「最後交易日」	指	二零零七年八月二十四日，即於股份在聯交所暫停買賣以待刊發公佈前股份之最後交易日
「最後實際可行日期」	指	二零零七年九月十三日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「承配人」	指	配售代理履行根據配售協議所規定配售代理之責任，而促使任何個人、機構或其他專業投資者或任何彼等各自之附屬公司或聯繫人士認購任何配售股份
「配售事項」	指	根據配售協議之條款按竭誠盡力基準配售最多501,000,000股新股份
「配售代理」	指	金利豐證券有限公司，根據證券及期貨條例可進行第1類受規管活動(買賣證券)之持牌法團
「配售協議」	指	錦興與配售代理就配售事項訂立日期為二零零七年八月二十四日之有條件配售協議，經本公司與配售代理於二零零七年九月十日訂立之補充協議所修訂
「配售價」	指	每股配售股份因發行紅股由0.35港元調整至0.29港元
「配售股份」	指	根據配售事項將予配售合共最多501,000,000股新股份
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「中國」	指	中華人民共和國
「記錄日期」	指	二零零七年九月十日(星期一)，即確定每位股東之權利之日期
「股東特別大會」	指	本公司將召開及舉行之股東特別大會，以待獨立股東考慮並酌情批准配售事項及認購事項
「股份」	指	本公司股本中每股面值0.01港元之普通股股份
「股東」	指	股份之持有人

於本通函內，除非文義另有所指，否則下列詞彙具有以下涵義：

「公佈」	指	本公司與德祥就(其中包括)配售協議及認購協議刊發日期為二零零七年八月二十七日之聯合公佈
「聯繫人士」	指	按上市規則所賦予之涵義
「發行紅股」	指	建議向記錄日期營業時間結束時名列在錦興股東名冊上之股東發行紅股，基準為於當日每持有五股股份獲派一股紅股
「紅股」	指	本公司以發行紅股方式發行之新股份
「本公司」或「錦興」	指	錦興集團有限公司(股份代號：275)，一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「關連人士」	指	按上市規則所賦予之涵義
「董事」	指	本公司之董事
「陳博士」	指	陳國強博士，德祥及本公司之執行董事兼主席
「權利」	指	參與發行紅股之權利
「其威」	指	其威投資有限公司，德祥之間接全資附屬公司
「本集團」	指	本公司及其附屬公司
「錦興債券」	指	本公司尚未償還本金總額為706,698,786港元於二零一一年到期按2厘計息之可兌換債券，可按兌換價每股股份0.81港元(可予調整)兌換為新股份
「凱利」	指	凱利融資有限公司，為根據證券及期貨條例可進行第6類受監管活動(就機構融資提供意見)之持牌法團，並為獨立董事委員會及獨立股東就認購協議及據此擬進行之交易之獨立財務顧問
「Hollyfield」	指	Hollyfield Group Limited，德祥之間接全資附屬公司
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	由獨立非執行董事組成之獨立董事委員會，就認購協議之條款向獨立股東提供意見
「獨立股東」	指	除德祥、陳博士及彼等各自之聯繫人士以外之股東

目 錄

頁次

此乃要件　請即處理

閣下如對本通函之任何內容或應採取之行動有任何疑問，應諮詢　閣下之持牌證券交易商或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下所有錦興集團有限公司證券出售或轉讓，應立即將本通函及隨附代表委任表格交予買主或承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

配售新股份
及
關連交易

錦興集團有限公司之財務顧問

OPTIMA CAPITAL

創越融資有限公司

（前稱卓越企業融資有限公司）

獨立董事委員會及
獨立股東之獨立財務顧問

凱利

凱利融資有限公司

獨立董事委員會函件載於本通函第15頁，凱利致獨立董事委員會及獨立股東之函件載於本通函第16頁至第25頁。

錦興集團有限公司謹訂於二零零七年十月五日星期五上午十時正假座香港中環夏慤道12號美國銀行中心地庫B27室舉行股東特別大會，大會通告載於本通函第31頁至第32頁。無論本公司股東是否出席大會，務請按照隨附之代表委任表格上列印之指示填妥並盡快交回本公司之香港股份過戶登記分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何，最遲須於該大會指定舉行時間48小時前送達。填妥及交回代表委任表格後，股東仍可親身出席大會或任何續會，並在會上投票。

* 僅供識別

END

二零零七年九月十七日